2010 TECHNICAL REPORT

FOR THE GREASE RIVER PROJECT,

SASKATCHEWAN

FOR

CANALASKA URANIUM LTD.

Prepared by

Peter Daubeny, M.Sc., P.Geo

May 2010

SUMMARY

The Grease River Project is centred approximately 50 kilometres north-northeast of the settlement of Fond du Lac in north central Saskatchewan.  The project consists of four claim blocks comprised of 15 mineral claims totalling 70.8 km2.  The claims were staked between 2006 and 2007 to cover a regional radiometric anomalies and extremely high concentrations of uranium in lake sediments.  The claims are owned 100% by CanAlaska Uranium Ltd.

The area of the claims has been intermittently explored for base metals and gold since the 1920’s and uranium, PGE’s and RRE’s beginning in the 1950’s.  This work has included prospecting, geochemical sampling, trenching, geophysical surveys and diamond drilling adjacent to or on ground now covered by the project area.  Exploration undertaken by CanAlaska has included prospecting, rock and lake sediment sampling and an airborne magnetic-radiometric-VLF survey in 2007, and additional prospecting and geologic mapping in 2008.

The work completed to date has delineated potentially significant zones of low-grade bulk tonnage intrusion-related mineralization, higher-grade structurally hosted mineralization and zones of uranium bearing hydrothermally altered granite.  A rare earth element and a rare earth element + uranium showing have also been discovered.

The two most advanced prospects on the Grease River property are recommended for drilling, and geophysics and followed by drilling respectively; and in conjunction with this work additional prospecting, sampling and mapping is proposed for a number of other areas on the property.

TABLE OF CONTENTS

1.0	Introduction	6
2.0	Property Description and Location	6
3.0	Access, Climate, Topography and Infrastructure	9
4.0	History	9
5.0	Geological Setting	12

5.1	Regional Geology Setting	12
5.1.1	Dodge Domain	12
5.1.2	Train Lake Domain	12
5.1.3	Beaverlodge Domain	13
5.1.4	The Tantato Domain	13
5.1.5	Grease River Shear Zone	13
5.2	Property Geology	15
5.2.1	Geology of the Eastern Claim Block	15
5.2.2	Geology of the Central Claim Block	15
5.2.3	Geology of the Western Claim Block	16
6.0	Deposit types	16
7.0	Mineralization	20
7.1	East Claim Block	25
7.1.1	Fontaine Lake North	25
7.1.2	Fontaine Lake East	25
7.1.3	East Addie Lake	25
7.1.4	Northeast Davenport Lake	28
7.1.5	North Tait Lake	28
7.1.6	Southwest Tait Lake	30
7.1.7	South Tait Lake	30
7.1.8	Mullis Lake	31
7.1.9	Perron Lake	31
7.1.10	NE Shearika	31
7.1.11	Simons Lake	32
7.1.12	Straight River	32
7.1.13	Bradley	33
7.2	Central Claim Block	37
7.2.1	Shearika Ridge	39
7.2.2	Intrusion	46
7.2.3	Grease River	46
7.2.4	Melenchuk Lake	46
7.2.5	Stratychuk Lake	47
7.2.6	South Straight River	48
7.2.7	Janke Lake	48
7.2.8	NW Rehill Lake	48
7.2.9	Rehill Lake	49
7.2.10	Smith River REE’s	49
7.3	West Block	50
7.3.1	Stolar Lake REE’s and uranium	52

7.3.2	Elsewhere on the West Claim Block	53
8.0	Exploration	56
8.1	Airborne geophysical surveys	56
8.1.1	Airborne geophysical survey results	56
8.2	Lake sediment sampling	66
8.2.1	Lake Sediment sampling programme results	66
8.3	Soil Sampling	70
8.3.1	Soil Sampling Results	70
8.4	Prospecting, mapping and sampling	70
8.4.1	Prospecting, mapping and sampling results	71
9.0	Sampling Method and Approach	73
10.0	Sample Preparation, Analysis and Security	74
11.0	Data Verification	74
12.0	Interpretations and Conclusions	75
13.0	Recommendations	76
14.0	Bibliography	78
15.0	Certificate of Author	80
16.0	Appendixes	81

LIST OF FIGURES

Figure 1. Grease River project area location		8
Figure 2. Historical Mineral occurrences on regional total magnetic field		11
Figure 3. Grease River Project area regional geology		14
Figure 4. Unconformity associated uranium deposit models		18
Figure 5. Grease River Project target areas		21
Figure 6. East Block Geology And Sample Locations		22
Figure 7. East Block Sample Locations Detail Centre		23
Figure 8. East Block Sample Locations Detail South		24
Figure 9. U/K Radiometric Anomaly And Rock Samples, East Addie Lake Area		27
Figure 10. Equivalent Uranium Map Of The Central And East Blocks		29
Figure 11. Hematite And Limonite Alteration In The Bradley Shear		35
Figure 12. Lineaments In The Bradley Shear Showing Area		36
Figure 13. Central Claim Block Geology And Sample Locations		38
Figure 14. Shearika Ridge uranium oxide on weakly hematite altered granite		40
Figure 15. Shearika Ridge North Sample Locations		41
Figure 16. Shearika Ridge 1st Vertical Derivative Magnetic Field		43
Figure 17. Shearika Ridge - Melenchuk Lake U/K radiometric anomaly		44
Figure 18. Shearika Ridge South Samples Locations		45
Figure 19. West Claim Block geology and sample locations		51
Figure 20. West Block uranium radiometrics and sample results		55
Figure 21. Block A Total Magnetic Intensity		57
Figure 22. Block A VLF XDS Line Component		58
Figure 23. Block A Total Count, Potassium, Uranium And Thorium		59
Figure 24. Block B Total Magnetic Intensity		60
Figure 25. Block B VLF XDS Line Component		61

Figure 26. Block B Total Count, Potassium, Uranium And Thorium	62
Figure 27. Block C Total Magnetic Intensity	63
Figure 28. Block C VLF XDS Line Component	64
Figure 29. Block C Total Count, Potassium, Uranium And Thorium	65
Figure 30: Lake Sediment Sampling Eastern Claim Block	67
Figure 31: Lake Sediment Sampling Central Claim Block	68
Figure 32: Lake Sediment Sampling Central Claim Block	69

LIST OF TABLES

Table 1. Mineral claims comprising the Grease River Project	7
Table 2. Mineral occurrences in the vicinity of the Grease River project area	10
Table 3. Anomalous samples from the Fountain North target area	25
Table 4. Anomalous samples from the East Addie Lake target area	26
Table 5. Anomalous rock samples from the Northeast Davenport Lake target area	28
Table 6. Anomalous rock samples from the North Tait Lake target area	28
Table 7. Anomalous rock samples from the Southwest Tait Lake target area	30
Table 8. Anomalous rock samples from the South Tait Lake target area	30
Table 9. Anomalous rock samples from the Mullis Lake target area	31
Table 10. Results from a sample of boulder from the Perron Lake Target Area	31
Table 11. Anomalous samples from the Northeast Shearika Ridge target area	32
Table 12. Anomalous samples from the Bradley area	33
Table 13. Summary of sampling conducted on the Shearika North showing	39
Table 14. Melenchuk Lake target area	47
Table 15. Samples from the NW Redhill Lake target area	48
Table 16. Anomalous light rare earth elements from the Smith River REE showing	49
Table 17. Sample results from the Stolar Lake area	52
Table 18. Other West Block sampling	54
Table 19. Statistics on exploration carried by CanAlaska	56
Table 20: Peaty soils sampled in 2007	70
Table 21: Cost estimates for recommended program	77

                                                                                                                              LIST OF APPENDIXES

APPENDIX 1:  Assessment reports covering work in the Grease River Project area.

APPENDIX 2:  Summary of the potential for production from uranium from lake sediments in the Tait Lakes area.

APPENDIX 3:  Operations Report for the Terraquest Magnetic, XDS VLF-EM & Radiometric Airborne Survey.

APPENDIX 4:  Interpretation report on the Terraquest Airborne Magnetic and Gamma Spectrometric, and VLF Survey.

APPENDIX 5:  Statistical analysis of standards inserted in the year 2006 and 2007 Grease River Project sample stream.

1.0

Introduction

This report was prepared for CanAlaska Uranium Ltd. for the purpose of providing a comprehensive summary of the work completed in the Grease River Project to date and to make recommendations for future work based on the results of that previous work.  Information contained in this report was obtained from in house reports completed for CanAlaska Uranium Ltd. and public domain data including assessment reports and information contained on the Government of Saskatchewan Energy and Resources website.

The author visited the Grease River Project area on September 2nd, 2009.

2.0

Property Description and Location

The Grease River Project is located in north-central Saskatchewan between 10 and 80 kilometres north-northeast of the village of Fond du Lac or alternatively 50 kilometres north-northwest of Stony Rapids (Figure 1).  The majority of the project area is located in National Topographic System (NTS) map sheet 74-O while the eastern corner of claim  S-108992 lies in NTS sheet 74-P-12.

The project area is centred at approximately 106º 30’ W at 59º 35’ N and consists of the Eastern (split in two), Central, and Western claim groups which together are comprised of 15 mineral claims totalling 70,084 hectares (Table 1).  The various claim groups are located between 10 and 60 kilometres north of the northern edge of the Athabasca Basin and approximately 100 km east of the Uranium City-Beaverlodge district which had historical production of over 65.6 million pounds of U3O8 from 1953 to 1982 (Jefferson et al., 2006).

Table 1. Mineral claims comprising the Grease River Project

Claim Number	Area, hectares	Effective Date
S-108968	5,588	11-May-06
S-108969	5,683	12-May-06
S-108970	5,304	9-May-06
S-108971	5,768	10-May-06
S-108992	5,738	8-May-06
S-108993	5,787	6-May-06
S-108994	5,678	7-May-06
S-108995	5,599	5-May-06
S-108998	5,663	2-May-06
S-108999	5,894	1-May-06
S-110821	4,649	9-Jul-07
S-110822	576	9-Jul-07
S-110827	5,806	9-Jul-07
S-110828	1,115	9-Jul-07
S-110829	1,236	9-Jul-07
TOTAL	70,084

NWT
Grease River Project
AB
Athabasca Basin
SK
Grease River
Premier Lake
Dodge Lake
Fontaine Lake
Oman Lake
Forsyth Lake
Grease River
S-108999
S-108998
S-108995
S-108994
S-108993
S-108992
S-110821
S-110822
S-108968
S-108969
S-108971
S-108970
S-110829
S-110828
S-110827
Fond du Lac
Fond Du Lac Deposit
Lake Athabasca
0 2.5 5 10
Kilometres
Legend
Claims
Uranium Deposits
Runway
Road (Limited Use)
Lakes
Rivers
Contours
CanAlaska Uranium Ltd.
Grease River Project
Project Area Location
UTM NAD 83, Zone 13
NTS: 074O, 074P
Scale: 1: 400 000
Fig No: 1
Date: Jul 3, 2009
Drawn by: AS
Report: GRR2009-01
107°0'0"W
106°30'0"W
106°0'0"W
59°30'0"N

Figure 1. Grease River project area location.

3.0

Access, Climate, Topography and Infrastructure

The Grease River property is located approximately 800 kilometres north of Saskatoon, 35 kilometres northwest of the settlement of Stony Rapids and 10 kilometres northeast of the settlement of Fond du Lac.  Stony Rapids is accessed by an all-weather gravel road from La Ronge and Saskatoon in the south while Fond du Lac is connected to Stony Rapids by an ice road during the winter months and by barge during the summer months.  Both communities are serviced by scheduled air service from Saskatoon and Prince Albert and Stony Rapids is a base for float or ski-equipped aircraft available for charter.  Both Stony Rapids and Fond du Lac are connected to the main Saskatchewan power grid.

The climate of the area is continental and characterized by extremes of temperature. Sustained afternoon highs of 30º C are not uncommon during the summer months while winter temperatures may go as low as -50º C.  Ice break-up on the lakes usually occurs late in May or early June and the freeze-up is typically in October. Line-cutting, geophysics and diamond drilling operations can be conducted year round and frozen lakes and ground stabilized by frost facilitates access to many properties during the winter months.  That said the efficiency of winter work can be compromised by extreme cold in January and February.  The summer climate is generally good for fieldwork, with ten to fifteen days of precipitation being expected during a normal field season.  One half to 1 metres of snow accumulation can be expected over the course of a normal winter season.

The topography of the project area is typical of the Canadian Shield in Northern Saskatchewan and is characterized by rolling to locally rugged hills and steep cliffs with intervening lowlands covered by swamp, muskeg or standing water. The most prominent topographic features in the claim area are the Grease River valley which crosscuts the central claim block; and the Straight River valley which follows the strike of the Grease River Shear Zone and transects a portion of the Eastern and Central claims blocks. Elevations range from 360 to 490 metres above sea level.  Bedrock exposure varies from 10% to 30% across the project area and 7% to 10% of the area is covered by lakes.  Vegetation is typical of the northern boreal forest dominated as it is by jack pine and black spruce.

4.0

History

The Saskatchewan Energy and Resources assessment work database shows the area of the Grease River Project claims as having been intermittently explored for gold, copper and nickel beginning in the 1920’s and additionally for uranium, PGE, and REE’s beginning in the 1950’s (Appendix 1).  This work has resulted in the discovery of a cluster of gold occurrences a few kilometres south of the project area, a cluster of base metal occurrences a few kilometres southeast of the project area, a number of outcropping uranium occurrences and an approximately 40 km2 area of extremely high uranium values hosted in lake sediments (Table 2).  The location of these occurrences by SMDI number is shown in Figure 2.

The high uranium in lake sediment values attracted the attention of Cameco’s precursor SMDC, who examined the potential for the production of uranium from these sediments (Roy and Earle, 1980).  A summary of the methods and results of this study are included in Appendix 2.

Table 2. Mineral occurrences in the vicinity of the Grease River project area.

SMDI #	Commodity	Description of work completed
Central Block
1577	Uranium	Trench with 1 cm wide U veinlet
1579	Uranium	Lake sediments to 0.11% U3O8, swamp muck to 1% U, 150 rocks from 0 to 188 ppm, "considerable" U staining on outcrops
1580	Uranium	Showing consists of a "good" uranium response delineated by airborne radiometrics.
1588	Uranium	Chip sampling over pegmatite body yielded 0.05% U3O8.
1589	Uranium	Intermittent 0.01 to 1.60% U3O8 occurs over 300' strike along an assumed fault.
1590	Uranium	500 m long, up to 10.7 m wide pegmatite zone with yellow uranium stain, trenched, sampled; assays ranged from 0.02% U3O8 over 14 ft to 0.048% U3O8 over 18 ft
1591	Uranium	3 small radioactive occurrences: Zone A, Zone B, Brenda Showing. Zone B is most significant; located on the N shore of McConville Lake. Up to 0.12% U3O8 over 5 ft.
1592a	Uranium	U stain and/or high Scintillometer readings in 4 showings. One of these is in granite pegmatite hosted in migmatized hornblende biotite gneiss, two in pegmatite, and one in an unlisted rock type.
1592b	Uranium	similar to above
1592c	Uranium	similar to above
1592d	Uranium	similar to above
1592e	Uranium	similar to above
1592f	Uranium	As above, includes occurrence 3, a radioactive dyke with high scintillometer readings.
1593	Uranium	Prospecting and grab samples, U3O8 samples from zircon rich pegmatite
1594	Uranium	Trenched, 0.03 to 0.14% U3O8 from narrow bands and veins along a fault escarpment.
1595	Uranium	Lake sediment assays, taken in 1976 range from 12.9 to 1331.3 ppm U, up to 66 ppm Cu and 91 ppm Ni.
2328	Gold	This occurrence is miss plotted and is actually in the La Ronge Gold Belt.
1616	Uranium	Patchy U stain in medium grained granodiorite, 4.7 to 165 ppm U.
East Block
1593	Uranium	High U, Zn, Ni ± Cu.in lake and soil samples. Soils from 460 to 13,200 ppm U, 22,700 ppm Zn. Uranium stain on pegmatites to 0.2% U3O8
1596	Uranium	as above
1597	Uranium	Lake water values of 0.05 to 12.4 ppb U, lake sediment values of 23.0 to 640.0 ppm U.
1723	Uranium	as above

Legend
Claims
Uranium Deposits
Mineral Occurrences by SMDI
Type
Uranium
Base metals
Gold
Other
CanAlaska Uranium Ltd.
Grease River Project
Historical Mineral Occurrences
(on Regional Total Magnetic Field)
UTM NAD 83, Zone 13
NTS: 074O, 074P
Scale: 1: 400 000
Fig No: 2
Date: Jul 6, 2009
Drawn by: AS
Report: GRR2009-01
Fond du Lac
Fond Du Lac Deposit
0 2.5 5 10
Kilometres
1616
1596
1723
1597
1598
1592 a-f
1590
1591
1593
1589
1588
1577
1579
1580
1595
1594
2328
107°0'0"W
106°30'0"W
106°0'0"W
59°30'0"N
370000
380000
390000
400000
410000
420000
430000
440000
450000
460000
6570000
6580000
6590000
6600000
6610000
6620000
6630000
N

Figure 2. Historical Mineral occurrences on regional total magnetic field.

Since the completion of the SMDC study in 1980, exploration in the Grease River Project area appears to have been limited to a single programme targeting tantalum and REE’s conducted by Leader International Mining (2001).

The Geological Survey of Canada carried out regional airborne magnetic and radiometric, ground gravity, and lake sediment sampling surveys over area of the Grease River claim blocks.

The Grease River property in its current form was acquired by CanAlaska in 2006 and 2007.  The ground was staked to cover regional total count and U/Th ratio radiometric anomalies, the area hosting the anomalous uranium in lake sediments, and the historic outcropping uranium showings.

5.0

Geological Setting

5.1

Regional Geology Setting

The Grease River project area is underlain by Aphebian to Archean aged metamorphic and intrusive rocks belonging to the Rae Province.  In the project area the Rae Province has been broken down into the Dodge, Train Lake, Beaverlodge and Tantato domains.  The first three of these domains form the geology underlying all but the southeast edge of the project area and are separated at that edge from the Tantato Domain by the regional scale Grease River Shear Zone (Figure 3 and Ashton et al., 2000).

5.1.1

Dodge Domain

The Dodge Domain consists of primarily of Archean mafic to felsic hornblende quartzo-feldspathic, amphibolitic and minor hypersthene-garnet gneiss, the later containing local inclusions of schlieren and charnockite.  These rocks have been subject to granulite facies metamorphism followed by an upper amphibolite overprint (Ashton et. al., 1999).  The approximate south-western boundary of the Dodge Domain, now partly covered by the east claim block, is marked by the late intracratonic Ryckman Bay Shear and a series of weakly deformed monzonite, monzogranite and tonalite bodies and leucogranitic and pegmatitic dykes (Ashton and Card, 1998).

5.1.2

Train Lake Domain

The Train Lake Domain consists primarily of a sequence of migmatitic mafic to felsic rocks that have metamorphosed to upper amphibolite to granulite facies (Ashton et al., 1999). These have been intruded by quartz-monzonite, granodiorite, and leucocratic granodioritic to tonalitic bodies and later Trans Hudson Orogeny aged leuco-pegmatitic and pink to white coloured fine to medium-grained equigranular leucogranitic dykes.  Metasedimentary rocks of the Train Lake and Dodge Domains differ primarily by metamorphic grade (Ashton and Card, 1998).

5.1.3

Beaverlodge Domain

The Beaverlodge Domain is comprised of Archean aged granitoids, migmatitic granitic gneiss and pelitic gneiss that have been unconformable overlain by the Paleoproterozoic Murmac Bay Group; which consists of locally graphitic psammopelitic gneiss, migmatitic to diatexitic pelites, minor quartzite and amphibolite.  These rocks have reached granulite facies, then undergone retrograde amphibolite metamorphism (Ashton et al., 2006) and been intruded by an orthogonal swarm of unmetamorphosed lamprophyre dykes.

5.1.4

The Tantato Domain

The Tantato Domain consists of Archaean aged granulite grade psammitic to pelitic gneisses, garnetiferous felsic gneisses, amphibolites, and locally iron formation.  These rocks are intruded by at least two also Archaean aged intrusive suites, the Chipman mafic dyke/sill swarm, younger granitoid plutons and by Early Proterozoic leucogranite and pegmatite “sheets” (Mahan et al., 2001, 2003).  Tantato Domain garnetiferous-feldspar gneiss is similar in appearance to the psammitic and pelitic gneiss of the Beaverlodge Domain and may be broadly correlative (Ashton, et al., 2007).

5.1.5

Grease River Shear Zone

The Grease River Shear Zone is an east-northeast trending Early Proterozoic Trans-Hudson structure that separates the Beaverlodge, Train Lake and Dodge domains from the Tantato Domain in a 1 to 3 km wide mylonitized belt, though deformation extends across the western margin of the Tantato Domain in a 15 km wide zone (Lafrance and Sibbald, 1997). The cataclastic rocks have been subject to a retrograde lower greenschist facies metamorphic overprint.

Legend
Lithology
Athabasca Basin
Sandstone
Train Domain
TLp Pelitic rocks
TLaq Biotitic hornblende quartzofeldspathic gneiss
TLbq Biotitic quartzofeldspathic gneiss
TLd Mafelsic gneiss
TLm Amphibolite
TLgd Granite-quartz monzonite-granodiorite
TLg Granite and pegmatite
Dodge Domain
Dhg Hypersthene-garnet gneiss
Dgq Garnet quartzfeldspathic gneiss
Dam Biotite-amphibole gneiss
Dqm Hornblende quartzofeldspathic gneiss interlayered with biotite-amphibole gneiss (Dam), +/- hypersthene
Daq Hornblende quartzofeldspathic gneiss, +/- hypersthene
Dgm Monzonite, monzogranite, tonalite, locally charnockitic
Precambrian Domains
Uranium Deposits
Claims
Lakes
Beaverlodge Domain
Ngfr Retrogressed garnet (biotite)-feldspar gneiss
Ngf Garnet-feldspar gneiss
Ngqf Garnet-quartz feldspar gneiss
Nsgf Garnet-quartz feldspar gneiss
Nhfr Retrogressed hypersthene (hornblende)-feldspar gneiss
Nhf Hypersthene-garnet-feldspar gneiss
Nm Amphibolite/pyribolite
Ng Granite and pegmatite
Ngd Granodiorite
Tantato Domain
Tgf Garnet-feldspar gneiss
Tps Arkosic biotite gneisses
Thn Mafic hyperthene gneiss
Tbn Biotite gneiss
Tbs Biotite schist
Tm Amphibolite
Tgd Biotite granodiorite
Tg Granite and pegmatite
x Cataclastic rocks
Dodge Domain
Train Domain
Beaverlodge Domain
Tantato Domain
Athabasca Basin
Lake Athabasca
Fond Du Lac Deposit
N
107°30'0"W
107°0'0"W
106°30'0"W
106°0'0"W
59°30'0"N
360000 370000 380000 390000 400000 410000 420000 430000 440000 450000
6570000 6580000 6590000 6600000 6610000 6620000 6630000
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
Regional Geology
UTM NAD 83, Zone 13
NTS: 074O, 074P
Scale: 1: 400 000
Fig No: 3
Date: Jul 6, 2009
Drawn by: AS
Report: GRR2009-01

Figure 3. Grease River Project area regional geology.

5.2

Property Geology

The majority of the Central and Eastern claim blocks of the Grease River project area are underlain by the Train Lake and Tantato Domains and Train Lake, Tantato and Dodge domains respectively with a sliver of the Beaver Lodge Domain underlying the northwest corner of the Central Block. The Western Block overlies a portion of the Beaverlodge Domain and a small portion of the Train Lake Domain.

5.2.1

Geology of the Eastern Claim Block

The Train Lake Domain, the Dodge Domain and the irregularly oriented inferred boundary between the two underlie the Eastern Claim block.  The Train Lake Domain rocks consist of a sequence of biotitic quartzofeldspathic gneiss, biotitic hornblende quartzofeldspathic gneiss and pelitic rocks that have been intruded by quartz monzonite, granodiorite and granite.  Hornblende quarzofeldspathic gneiss interlayered with biotite-amphibole gneiss dominate the geology of the Dodge Domain rocks though a minor amount of biotite amphibole gneiss and hypersthene-garnet gneiss have been mapped along the northern eastern boundary of the claim block.

The rocks of both domains have been intruded by late whitish pink to pink leucogranitic and white to pink biotite pegmatite dykes. These dykes can exhibit elevated radioactivity compared to their host rocks.  Scintillometer readings of 10 to 100 times background are not uncommon with the biotite-rich portions generally providing the highest readings.

5.2.2

Geology of the Central Claim Block

The geology of the Central Claim Block is dominated by Train Lake Domain rocks similar to those of the Eastern Block; and a large quartz-monzonite intrusion that extends from the east half of the Central Block across open ground to the southwest corner of the eastern block.  A silica-sodium metasomatic front as evidenced by <1 to 2 cm long,  randomly oriented, euhedral to subhedral, white to yellowish plagioclase crystals set in a microcrystalline quartzo-feldspathic groundmass locally extends out from this intrusion and forms finger-like extensions into the surrounding paragneiss where it occasionally coalesces to form dyke-like bodies. The entire front is a radiometric high that is giving off scintillometer counts of 500 to 6000 cps.

The south central section of the Eastern Block straddles cataclastic textured siliceous mylonite to ultramylonitic rock of the Grease River Shear Zone and an extensive body of weakly deformed pink feldspar-quartz pegmatitic granite occurs within and along the southern edge of the shear zone.  This pegmatite body also extends into the Tantato Domain to the southeast where it stands in sharp contrast to the strongly foliated, pinkish-gray, medium to coarse-grained, biotite-rich granite that comprises the Tantato Domain in this area.

5.2.3

Geology of the Western Claim Block.

The Beaverlodge and a portion of the Train Lake Domain underlie the Western Claim block.  The Beaverlodge rocks are comprised of retrogressed migmatitic garnet (biotite after garnet) feldspar gneiss that has been intruded by light gray to pink, weakly foliated, medium-grained granite to granodiorite.  Foliated, light gray to pink, granite to migmatitic granodioritic gneiss of the Train Lake Domain occur in the northeast corner of the Western block and both the Beaverlodge and Train domains have been intruded by leucogranitic dykes

6.0

Deposit types

The basement rocks beneath the Athabasca Basin and the continuation of those lithologies into areas surrounding the basin arguably hosts the greatest concentration of anomalous uranium in the world.  This mineralisation is hosted in metapelites and anatectic melts (pegmatites) genetically related to those pelites, and in granite and pegmatite that intrude those pelites (Jefferson and Delaney, 2007).

Three distinct deposit types have been categorized in Athabasca Basin basement rocks that lie outside the confines of the basin.  These are unconformity related deposits, Uranium City/Beaver Lodge structurally hosted deposits and anatectic granite related (Rössing-style) deposits.

Indications of all three styles of uranium mineralization have been found in the Grease River Project area.

Unconformity-associated Deposits

The uranium deposits of the Athabasca Basin are classified as unconformity-associated and have been further subdivided into ‘simple’ dominantly basement hosted and ‘complex’ sandstone hosted types based on their mineralogy and location relative to the unconformity (Figure 4).  Basement deposits are completely or partially basement hosted, often in graphitic gneiss or calc-silicate units, and extend downward along faults for up to 500 metres below the unconformity.

The original lateral extent of the Athabasca Basin was greater that what is currently preserved (Jefferson et. al., 2007) and basement hosted end members of the unconformity-associated deposit type are known to occur outside the current boundaries of the Athabasca Group (e.g. EaglePoint, Rabbit Lake).  Given its proximity to the northern edge of the Athabasca Basin, the Grease River Project area is prospective for these types of deposits.

Generalized elements of simple and complex unconformity-associated uranium deposits in the eastern part of the Paleoproterozoic Athabasca Basin.
Thrust / Reverse Faults
Silicified
MFd
Dissolution
MFc
MFb
MFa
MFa cgl
Paleo-topog. & / or later Structural High
Paleo-valley
Paleo-proterozoic Metaquartzite
Graphitic
Silicified Zone
Metapelite
Paleoproterozoic Metasedimentary schists and gneisses
Granitic gneiss
Drumlins & drift
Paleoproterozoic (<1750 Ma) Athabasca Group: quartzarenite, mudstone and conglomerate
Unconformity
Paleo-weathering &/or alteration
Archean to Paleoproterozoic (>1750 ma) metasedimentary, meta-volcanic and meta-granitic gneisses and schists
~ 100 m
Simple Type:
- lower total REE
- HREE/LREE >1
- basement hosted
Complex Type:
- high total REE
- HREE/LREE ~1
- U, Ni, Co, Cu, As
- sandstone hosted

After Thomas et al., McGill et al., Tourigny et al., and Ruzicka

A - Unconformity uranium deposit models

A
0 m
S
0
100 m
N
Quaternary
35
Manitou
300
Falls
Formation
400
Grey strata
Quartz crystal zone
Perched ore
Bleached limit
Highly clay-altered
Clay cap
Unconformity ore
Regolith (red zone)
Altered Basement
Paleoproterozoic Wollaston Supergroup metasedimentary rocks
500
Basement ore
B
Key Lake (drained)
Quaternary
Manitou
Falls
Formation
Alteration
Paleovalley
Reactivated basement faults
Paleoproterozoic Wollaston Supergroup metasedimentary rocks
Ore
0
100 m
C
Collins Bay
Quaternary
MF
Unconformity ore
Alteration halo
Paleoproterozoic Wollaston Supergroup paragneiss
Hanging-wall ore lenses
Ore
Collins Bay Thrust
Eagle Point Fault
Archean granitoid gneiss
0
100 m

B - Examples of three end points for morphology of unconformity associated uranium deposits and associated alteration halos

CanAlaska Uranium Ltd.

Grease River Project

Unconformity Associated Uranium Deposit Models

After: Jefferson et. al., 2006			Fig No: 4
Date: Jul 6, 2009	Drawn by: AS	Report: GRR2009-01

Figure 4. Unconformity associated uranium deposit models.

Beaverlodge District Vein Hosted Uranium Deposits

The Beaverlodge District (centred on Uranium City) is located 100 km west of the Grease River project area.  This district produced approximately 65.6 million pounds of U3O8 from ore averaging approximately 0.23% U3O8 prior to 1982  (Delaney, 2006).

One of the two major deposits in the camp was the Eldorado Beaverlodge (Fay-Ace-Verna) mine and at this locality pitchblende occurs in veins and breccia-fillings hosted chiefly in meta-pelitic basement rocks spatially associated with a major regional scale fault.  Ore was mined as deep as 1600 metres vertically below present surface and mineralization may go much deeper.  All deposits of this type are spatially associated with essentially un-metamorphosed conglomerate, arkose and basalt of the fault-bounded mid-Proterozoic aged Martin Formation (Jefferson et. al., 2007).

Intrusive Hosted Athabasca Uranium Mineralization

The Gunnar mine was mined between 1955 and 1964 and was developed on the other large deposit located in the Beaverlodge District.  Ore here was produced from a pipe-like body that was spatially associated with the intersection of district scale structures while the host rock for the deposit was an albitized and carbonatized granite.  This style of mineralization has some affinities with intrusive rock hosted-hydrothermal alteration and uranium mineralization that occurs in various localities in the Grease River claim block.

Other “Granite-Hosted” Uranium Deposits

The Rössing mine in Namibia began production in 1976 from a large open pit mine developed in low grade ore (0.035 to 0.05% U3O8) and currently the deposit supplies about 7% of total world production of uranium (Rössing website, 2009).  Uranium at Rössing is hosted in quartz-k-spar rich dykes that have variously been described as granite hosted (Basson and Greenway, 2004) or alaskite hosted (Koner and Hawkesworth, 1977; Cuney, 1979).  These igneous bodies have intruded highly metamorphosed sediments in a regional geological setting not unlike that developed in the basement rocks of northern Saskatchewan.

Features which may contribute favourability for the development of this type of deposit and which both the Rössing and Grease River areas have in common include; proximity to major orogenic deformation zones (domain boundaries), major late ductile to brittle faulting, and proximity to late granitic intrusions.  The potential for Rössing style mineralization in northern Saskatchewan has not been adequately investigated in the past.

7.0

Mineralization

Two styles of uranium mineralization are observed across the Grease River property; that having a high U/Th ratio (>20) and that having a low U/Th ratio (averaging approximately 3).  High U/Th ratio mineralization is considered to be the result of hydrothermal processes similar to those that can lead to Athabasca Basin unconformity related or Beaverlodge District structurally related deposits.  Low U/Th ratio mineralization is considered to be related to high temperature metamorphic or magmatic processes such as those genetically related to the Rössing deposit.

Various showings comprising both types of uranium mineralization are widespread throughout the three claim blocks comprising the project area.  Target areas (Figure 5) with high U/Th ratios have been discovered at ast Addie Lake, North Tait Lake and at the Bradley showing on the East Claim Block and at Stolar Lake and elsewhere on the West Claim Block.  Low U/Th ratio magmatic style mineralization is much more widely distributed and occurs in all of the claim blocks comprising the project area.  NE Shearika in located in the East Block and Shearika Ridge and Melenchuk Lake located in the West Block all host low U/Th ratio mineralization on which further work is recommended.

Geology and sample locations from the East Block are shown in Figure 6, Figure 7 and Figure 8.  Samples returning greater than 0.05% U3O8 are generally considered anomalous and discussed in the text.  All of the results described in this report are from grab samples from outcrop or boulders and the dimensions being sampled are unknown.

The results from each target area are discussed below by claim block and a table showing the results from the analysis of mineralised samples accompanies each description.  Uranium values shown as percent U3O8 have been calculated from analysis results reported in ppm U by multiplying U ppm times a conversion factor of 0.0001179.

Grease River Project
NWT
AB
SK
Athabasca Basin
N
Fontaine Lake East
Fontaine Lake North
East Addie Lake
North East Davenport Lake
North Tait Lake
South Tait Lake
South West Tait Lake
Perron Lake
NE Shearika
Mullis Lake
Shearika
Melenchuk Lake
Simons Lake
Intrusion
Stratychuk Lake
Straight River
Bradley
South Straight River
Smith River
Janke Lake
NW Rehill Lake
Grease River
Rehill Lake
Western Claim Block - Other Areas
Stolar Lake REE's and Uranium
Bulyea River
Lake Athabasca
Fond Du Lac Deposit
0 2.5 5 10
Kilometres
Legend
Prospecting Targets
Claims
Uranium Deposits
Lakes
Rivers
CanAlaska Uranium Ltd.
Grease River Project
Target Areas
UTM NAD 83, Zone 13
NTS: 074O, 074P
Scale: 1: 400 000
Fig No: 5
Date: Jun 24, 2010
Drawn by: AS
Report: GRR2009-01
107°0'0"W
106°30'0"W
106°0'0"W
59°30'0"N
370000
380000
390000
400000
410000
420000
430000
440000
450000
460000
6630000
6620000
6610000
6600000
6590000
6580000
6570000

Figure 5. Grease River Project target areas.

106°30'0"W
106°0'0"W
410000
420000
430000
440000
450000
6640000
6630000
6620000
6610000
6600000
6590000
6580000
59°30'0"N
N
TLbq
Dgq
Dhg
Dgm
OM399, 0.09, 2.96
TP093, 0.03, 0.52
AM067, 0.02, 1.15
AM071, 0.05, 4.42
TP095, 0.09, 2.46
JR350, 0.06, 1.64
AM072, 0.01, 0.49
AM073, 0.23, 1.52
TR009, 0.41, 5.24
RM040, 0.02, 0.83
Dhg
CM099, 0.13, 2.36
Dam
Dgq
Dhg
Daq
TH008, 0.27, 0.73
JR386, 0.03, 0.91
Daq
WB026, 0, 0.25
WB027, 0.01, 1.99
WB028, 0, 0.7
TLbq
TLp
TLaq
TP129, 0.02, 0.33
RD272, 0.16, 2.96
TR032, 0.02, 0.07
RD270, 1.28, 688.33
WM342, 0.81, 4.46
RD269, 0.02, 0.3
WM340, 0, 0.25
RD271, 1.08, 1599.84
Dqm
TP009, 0.01, 8.09
TP011, 0.01, 0.71
RD275, 0.06, 1.43
ES007, 0, 0.27
TP007, 0, 0.53
AM009, 0.01, 0.45
DT007, 0, 1.21
JR298, 0.05, 1.84
ES078, 0.11, 2.41
JL002, 0.03, 0.11
TP012, 0.06, 1.94
DBM055, 1.79, 6.39
JO018, 0.01, 0.98
Dgm
ES039, 0, 0.09
RM014, 0, 0.76
CW023, 0, 0.17
OM347, 0.33, 5.85
DBM054, 0.31, 3.97
RM013, 0, 0.67
RM019, 0, 0.55
JO019, 0, 0.59
AM051, 0.02, 0.29
OM372, 0.05, 3.08
JO020, 0, 0.29
DT005, 0, 0.85
ES015, 0, 0.21
ES006, 0, 0.44
ES016, 0, 0.43
CW013, 0, 1
TLp
ES008, 0, 1
TLaq
ES008, 0, 1
TLbq
Fig No: 7
TLgd
TLp
Tm
Fig No: 8
Tg
Tbs
Tbn
Tgf
Tm
Tgd
TH030, 0, 2.1
TH031, 0, 0.41
TH033, 0, 0.43
TH034, 0, 0.35
TH035, 0, 0.53
TH036, 0, 0.28
TH037, 0, 0.29
TH038, 0, 0.6
TH039, 0, 0.42
TH040, 0, 0.33
TH041, 0, 0.25
0
2.5
5
10
Kilometres
Legend
Precambrian Domains
Lithology
Train Domain
TLp Pelitic rocks
TLaq Biotitic hornblende quartzofeldspathic gneiss
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Dodge Domain
Dhg Hypersthene-garnet gneiss
Dgq Garnet quartzfeldspathic gneiss
Dam Biotite-amphibole gneiss
Dqm Hornblende quartzofeldspathic gneiss interlayered with biotite-amphibole gneiss (Dam), +/- hypersthene
Daq Hornblende quartzofeldspathic gneiss, +/- hypersthene
Dgm Monzonite, monzogranite, tonalite, locally charnockitic
Tantato Domain
Tgf Garnet-feldspar gneiss
Tps Arkosic biotite gneisses
Tbn Biotite gneiss
Tbs Biotite schist
Tm Amphibolite
Tgd Biotite granodiorite
Tg Granite and pegmatite
x Cataclastic rocks
2007 Boulder Sample Location
2007 Outcrop Sample Location
2008 Boulder Sample Location
2008 Outcrop Sample Location
TR007, 1.23, 6.19 Sample Number, U3O8, U/Th
Claims
Lakes
CanAlaska Uranium Ltd.
Grease River Project
East Block
Geology and Sample Locations
UTM NAD 83, Zone 13
NTS: 074O08-09,15-16, 074P12-13
Scale: 1: 250 000
Fig No: 6
Date: Jul 7, 2009
Drawn by: AS
Report: GRR2009-01

Figure 6. East Block Geology And Sample Locations.

106°15'0"W
106°7'30"W
430000
432000
434000
436000
438000
440000
59°37'30"N
6610000
6608000
6606000
6604000
6602000
N
S-108994
S-108993
Dodge Domain
Train Domain
Dqm
TLp
TLgd
TLbq
TLaq
CW021, 0, 0.18
RM024, 0, 0.39
CW020, 0, 0.19
CW019, 0.01, 0.46
RM023, 0.01, 0.96
CW018, 0, 0.2
AM048, 0, 0.19
RM011, 0.02, 0.11
CW007, 0, 0.07
DBM060, 0.11, 3.22
JR304, 0, 1
AM011, 0.01, 0.26
JR300, 0.02, 0.39
JR301, 0.01, 0.17
OM352, 0.18, 3.94
OM353, 0.08, 4.08
OM354, 0.11, 2.97
OM355, 0.05, 0.38
DBM057, 0.07, 2.62
DBM058, 0.07, 0.33
DBM059, 0.08, 1.22
DBM061, 0.12, 1.02
AM010, 0.03, 0.9
JR302, 0.05, 1.37
JR303, 0.1, 1.43
RM020, 0.01, 0.27
ES018, 0, 0.56
RM017, 0, 0.26
ES010, 0, 0.78
ES011, 0, 0.08
DT009, 0, 1
AM012, 0, 0.41
TP017, 0, 0.95
ES012, 0.01, 1.11
OM345, 0.13, 93.33
RM021, 0.01, 2.49
AM013, 0.01, 0.47
JO016, 0.01, 1.26
RM027, 0.01, 7.12
RM029b, 0.01, 0.3
RM029a, 0, 1.6
CW017, 0.07, 2.01
RM022, 0.02, 1.36
TP056, 0.03, 1.19
TP057, 0.2, 4.8
DT015, 0, 0.57
RM030, 0.05, 15.83
TP005, 0.04, 1.11
RM028a, 0.01, 0.44
RM028b, 0.05, 1.13
DT010, 0.01, 1.17
DT011, 0, 1.24
ES003, 0, 0.18
JO015, 0, 0.91
ES004, 0.17, 1.06
JR291, 0.1, 2.94
JR292, 0.31, 3.38
JO020, 0, 0.29
CW016, 0.07, 18.26
OM420, 0, 2.27
DT013, 0, 0.38
ES016, 0, 0.43
AM045, 0.09, 2.93
CW010, 0.02, 1.67
CW009, 0.01, 1.17
CW015, 0, 0.84
JO021, 0.01, 1.48
CW014, 0, 0.59
DT012, 0, 0.2
OM360, 0, 0.15
OM361, 0, 0.27
AM018, 0.03, 1.78
AM015, 0, 0.5
JR309, 0, 0.54
JR311, 0, 0.4
JR310, 0, 0.11
TP019, 0, 0
AM020, 0.01, 1.03
AM022, 0, 0.25
CC298, 0, 0.31
CC299, 0.22, 133.57
AM021, 0, 0.39
OM364, 0.15, 4.36
TP050, 0.02, 0.94
AM133, 0.08, 1.12
AM136, 0.19, 1.73
OM440, 0.18, 10.98
AM134, 0.1, 2.11
OM439, 0.18, 5.48
WM339, 0.06, 5.83
0
0.5
1
2
Kilometres
Legend
Precambrian Domains
Lithology
Train Domain
TLp Pelitic rocks
TLaq Biotitic hornblende quartzofeldspathic gneiss
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Dodge Domain
Dqm Hornblende quartzofeldspathic gneiss interlayered with biotite-amphibole gneiss (Dam), +/- hypersthene
Claims
2007 Boulder Sample Location
2007 Outcrop Sample Location
2008 Boulder Sample Location
2008 Outcrop Sample Location
TR007, 1.23, 6.19 Sample Number, U3O8, U/Th
Lakes
CanAlaska Uranium Ltd.
Grease River Project
East Block (Detail Centre)
Geology and Sample Locations
UTM NAD 83, Zone 13
NTS: 074O09
Scale: 1: 50 000
Fig No: 7
Date: Jul 7, 2009
Drawn by: AS
Report: GRR2009-01

Figure 7. East Block Sample Locations Detail Centre

106°15'0"W
106°7'30"W
430000
432000
434000
436000
438000
440000
6600000
6598000
6596000
6594000
59°30'0"N
N
OM455, 0.43, 5.3
AM139, 0.07, 1.62
CH155, 0.03, 0.79
CH156, 0.07, 1.15
CH157, 0.05, 2.03
CH158, 0.78, 9.97
CH159, 0.02, 0.18
CH160, 0.02, 0.33
CH161, 0.04, 1.66
CH162, 0.05, 2.33
CH163, 0.17, 1.7
CH164, 0.04, 0.27
CH165, 0.16, 1.63
CH166, 0.07, 1.39
OM447, 0.13, 5.21
OM448, 0.17, 8.01
OM449, 0.9, 10.25
OM453, 0.13, 8.47
OM456, 0.01, 4.16
TLgd
TLaq
TLbq
DT006, 0, 3.4
Dodge Domain
Dqm
S-108992
Train Domain
TLp
TLbq
TLbq
S-110821
CH152, 0.01, 1.23
JR326, 0.39, 6600
JR327, 0.74, 223.57
JR328, 0.34, 205.71
JR333, 1.34, 118.75
JR334, 1.72, 165.91
AM058, 0.08, 335
AM060, 0.33, 258.18
TR005, 2.49, 180.34
JR325, 0.3, 841.67
OM385, 0.71, 12100
OM386, 0.03, 64.5
OM387, 0.36, 3090
OM388, 0.21, 250
OM389, 1.65, 28000
AM057, 0.02, 5
AM056, 0.03, 120
S-110822
x
RD268, 0.13, 141.4
DT069, 0, 1.01
AM065, 0.05, 64.29
TR006, 3.53, 260
TR007, 1.23, 6.19
RD267, 0.47, 5000
Tm
Tg
Tbn
Tantato Domain
Tbs
Tgf
0 0.5 1 2
Kilometres
Legend
Precambrian Domains
Lithology
Train Domain
TLp Pelitic rocks
TLaq Biotitic hornblende quartzofeldspathic gneiss
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Dodge Domain
Dqm Hornblende quartzofeldspathic gneiss interlayered with biotite-amphibole gneiss (Dam), +/- hypersthene
Tantato Domain
Tbn Biotite gneiss
Tbs Biotite schist
Tm Amphibolite
x Cataclastic rocks
Claims
2007 Boulder Sample Location
2007 Outcrop Sample Location
2008 Boulder Sample Location
2008 Outcrop Sample Location
TR007, 1.23, 6.19 Sample Number, U3O8, U/Th
Lakes
CanAlaska Uranium Ltd.
Grease River Project
East Block (Detail South)
Geology and Sample Locations
UTM NAD 83, Zone 13
NTS: 074O08-09
Scale: 1: 50 000
Fig No: 8
Date: Jul 8, 2009
Drawn by: AS
Report: GRR2009-01

Figure 8. East Block Sample Locations Detail South.

7.1

East Claim Block

7.1.1

 Fontaine Lake North

The Fontaine Lake North target covers a large uranium radiometric anomaly that is the signature of a quartz monzonite-granodiorite to granite of the Train Domain, a strong high magnetic field gradient and an interpreted northeast-southwest trending structure, part of a belt of predominantly metasedimentary rocks crossing the north-west edge of the property.  Mineralized samples are characterised by their association with strong hematite alteration.  Of the 13 samples sent for analysis during the 2007 and 2008 exploration programmes, five returned notable results (Table 3).   Mineralization appears from the U/Th ratio to be intrusion related and results are not deemed to warrant further work at this time.

Table 3. Anomalous samples from the Fountain North target area.

Sample #	Th (ppm)	U/Th ratio	U3O8 (%)	Sample description
JR350	309	1.6	0.06	Smoky quartz bearing m-g white granite
TH008	3158	0.6	0.27	Hematite, smoky quartz alt’d pink granite outcrop
TR009	662	5.2	0.44	Hematite alt’d, med to c-g pink granite outcrop
TP095	309	2.5	0.09	Pink, m-g biotite rich, granite outcrop
AM073	1270	2.5	0.09	Quartz biotite pegmatite outcrop

7.1.2

Fontaine Lake East

Lying directly east of the Fontaine Lake North target, the Fontaine Lake East area covers a potentially deformed magnetic lineament (likely a diabase dyke) and several airborne U/Th anomalies.  Prospecting in 2008 failed to locate any significant mineralization and further work is not recommended.

7.1.3

East Addie Lake

The East Addie Lake target area is located in the central portion of the East Block.  The target area covers portion of the trace of a linear magnetic feature (diabase dyke) and discrete uranium radiometric highs that lie on the edge of the property scale U and U/K airborne radiometric anomaly that is roughly centred on Tait Lake.  Of seven samples sent for analysis, four returned notable results.  Both high and low U/Th styles of mineralization are indicated (Table 4) with the high U/Th style mineralization coming from the area of one of the radiometric anomalies (Figure 9).  Further evaluation of the high U/Th ratio showing and of the area of the radiometric anomaly is recommended with emphasis on determining the presence and extent of any alteration diagnostic of a hydrothermal mineralising system.

Table 4. Anomalous samples from the East Addie Lake target area.

Sample #	Cu (ppm)	Th (ppm)	U/Th ratio	U3O8 (%)	Sample description
WM342	17	1530	4.5	0.81	Sheared, biotitic white granite outcrop
RD272	4.7	445.6	3.0	0.16	Outcrop, pink coarse-grained pegmatite
RD270	581	13.4	811	1.28	Outcrop, strong hematite + moderate limonite alteration coarse-grained pink granite.
RD271	349	5.3	1721	1.08	Outcrop, strong hematite + moderate limonite alteration coarse-grained pink granite.

106°13'30"W
106°12'0"W
430500
431000
431500
432000
432500
433000
433500
6619500
6619000
6618500
6618000
6617500
6617000
59°42'0"N
59°41'15"N
N
RD272
0.16% U_3O_8
WM342
0.81% U_3O_8
Addie Lake
RD270
1.28% U_3O_8
RD271
1.08% U_3O_8
0 0.125 0.25 0.5
Kilometres
Legend
Claims
Sample Location, Number and U3O8 (%)
Lakes
CanAlaska Uranium Ltd.
Grease River Project
U/K Radiometric Anomaly
and Rock Sample
in East Addie Lake Area
UTM NAD 83, Zone 13
NTS: 074O09
Scale: 1: 15 000
Fig No: 9
Date: Jul 10, 2009
Drawn by: AS
Report: GRR2009-01

Figure 9. U/K Radiometric Anomaly And Rock Samples, East Addie Lake Area.

7.1.4

 Northeast Davenport Lake

The North East Davenport Lake target is located in the central portion of the East Claim

Block and covers a small piece of a long linear magnetic feature and the Tait Lakes radiometric anomaly.  Table 5 contains the results from samples collected in the area.   This locale has been well prospected over the last two summer programmes and further work is not recommended.

Table 5. Anomalous rock samples from the Northeast Davenport Lake target area.

Sample #	Th (ppm)	U/Th ratio	U3O8 (%)	Sample description
ES078	397	2.4	0.11	Uranium mineralization in quartz vein
TP012	263	1.9	0.06	Outcrop, weakly hematite altered, white m-g granite
JR298	239	1.8	0.05	Outcrop, moderate hematite alteration, smoky qtz, m-g peg
RD275	337.6	1.4	0.06	Boulder, moderate hematite alteration c-g white granite

7.1.5

North Tait Lake

The North Tait Lake target area has seen much historical work including rock and lake sediment sampling and a geobotany sampling programme carried out by Uranerz Exploration (Paulson and Bayrock, 1978).  The area lies at the heart of the “greater than 100 ppm U” envelope used by SMDC in their calculation of “extractable” uraniferous lake sediment.  The area also covers a segment of a magnetic lineament and a portion of the regional scale radiometric equivalent uranium high that is roughly centred on the Tait lakes system (    Figure 10).  Dodge Domain metasediments underlie most of this area.

Single anomalous rock samples were collected from scattered boulders located in the general area of the target and one of these, taken from a spot U/Th radiometric anomaly graded 0.13% U3O8 and displayed a U/Th ratio indicative of hydrothermal mineralization.  The area has been covered fairly well by CanAlaska over the last two summers,  but an examination of the locale of high U/Th sample (OM345) should be undertaken with emphasis on investigating for the presence of alteration indicative of a hydrothermal system.

Table 6. Anomalous rock samples from the North Tait Lake target area

Sample	Th (ppm)	U/Th ratio	U3O8 (%)	Sample description
DBM054	655	4.0	0.31	Boulder, wk hem, smoky qtz altd c-g white granite
DBM055	2370	6.4	1.79	Boulder, wk hematite, c-g pegmatite.
OM345	12	93	0.13	Boulder, strongly hematite altered, pink f-g granite
OM347	475	5.9	0.33	Boulder, moderate hematite alteration, pink m-g granite
OM372	141	3.1	0.05	Boulder, smoky qtz bearing, coarse-grained white granite

410000
106°30'0"W
420000
430000
440000
106°0'0"W
N
6630000
6620000
6610000
6600000
6590000
6580000
59°30'0"N
East Block
Tait Lake
Central Block
Legend
Claims
Lakes
CanAlaska Uranium Ltd.
Grease River Project
Equivalent Uranium Map
of the Central and East Blocks
0
2.5
5
10
Kilometres
UTM NAD 83, Zone 13
NTS: 074O07-10,15-16, 074P12-13
Scale: 1: 250 000
Fig No: 10
Date: Jul 13, 2009
Drawn by: AS
Report: GRR2009-01

Figure 10. Equivalent Uranium Map Of The Central And East Blocks

7.1.6

Southwest Tait Lake

The Southwest Tait Lake target area occurs in the same geologic setting as the North Tait Lake target area and Table 7 lists anomalous rock samples collected from this target area.  The area has been well covered and further work in the area is not a priority at this time.

Table 7. Anomalous rock samples from the Southwest Tait Lake target area.

Sample #	Th (ppm)	U/Th ratio	U3O8 (%)	Sample description
DBM057	226	2.6	0.07	Boulder, smoky qtz, wk hem, c-g white granite.
DBM058	1730	0.3	0.07	Outcrop, wk hem, m-g, qtz-fsp pegmatite
DBM059	552	1.2	0.08	Outcrop, mod hem, m-g, granite
DBM061	1020	1.0	0.12	Boulder, wk hem-smoky qtz, c-g white pegmatite
JR302	327	1.4	0.05	Outcrop, wk hem, mod smoky qtz, c-g granite
JR303	573	1.4	0.10	Outcrop, wk hem, mod smoky qtz, c-g white pegmatite
OM352	396	3.9	0.18	Outcrop, wk hem, mod smoky qtz, m-g, granite
OM353	165	4.1	0.08	Outcrop, wk hem, m-g, qtz-fsp pegmatite
OM354	316	3.0	0.11	Boulder, wk hem, wk smoky qtz, m-g, white granite
OM355	1070	0.4	0.05	Boulder, wk hem, wk smoky qtz, m-g, white granite
DBM060	301	3.2	0.11	Boulder, wk hem, wk smoky qtz, c-g white pegmatite
CW016	34	18.3	0.07	Outcrop, mod smoky qtz, wk hem, c-g pegmatite
CW017	289	2.0	0.07	Outcrop, mod smoky qtz, m-g, granite
TP005	323	1.1	0.04	Outcrop, hematite altered, fine-grained granite
TP057	354	4.8	0.20	Boulder, m-g, white granite
RM030	26	15.8	0.05	Outcrop, pegmatite
RM028b	380	1.1	0.05	Outcrop, pink pegmatite
ES004	1350	1.1	0.17	Boulder, moderate smoky qtz alt’d, c-g granite.

7.1.7

South Tait Lake

Adjoining and also occurring in a similar setting as the Southwest Tait area is the South Tait target.  Four boulders of granite returned between 0.09 and 0.31% U3O8.  Conclusions drawn on work conducted here are similar to those of the Southwest Tait Lake target area.

Table 8. Anomalous rock samples from the South Tait Lake target area.

Sample #	Th (ppm)	U/Th ratio	U3O8 (%)	Sample description
JR291	279	2.9	0.10	Boulder of white granite
JR292	766	3.4	0.31	Boulder of white granite
AM045	259	2.9	0.09	Boulder of white granite
OM364	287	4.4	0.15	Moderate hematite and smoky quartz altered pink granite

7.1.8

Mullis Lake

South of the Tait Lakes area lays the Mullis Lake target which covers a portion of the same property scale radiometric anomaly as other target areas in the vicinity of the Tait Lakes system. The Mullis Lake area also straddles the Dodge-Train Domain boundary.  Despite two seasons of prospecting only a single anomalous sample has been recovered (Table 9) and further work on the target area is not recommended.

Table 9. Anomalous rock samples from the Mullis Lake target area.

Sample	Th (ppm)	U/Th ratio	U3O8 (%)	Sample description
WM339	84	5.8	0.06	Boulder of white granite, minor magnetite

7.1.9

Perron Lake

Table 10 shows the results from a sample of outcropping light pink-colored medium-grained granite having scintillometer readings of between 1,500 and 2,500 cps in an area where background readings are generally 35 to 60 cps.  Field notes accompanying the sample describe it as being from “massive to small shears” and the mineralization has a hydrothermal U/Th signature.  The grade at 0.22% U3O8 is also relatively high. This showing also occurs at a major discontinuity in the radiometrics of the area (high to the northwest, low to the southeast and at a coincidental topographical lineament.  Further prospecting and a visit by a geologist to evaluate the area for the potential to host a hydrothermal mineralising system are recommended.

Table 10. Results from a sample of boulder from the Perron Lake Target Area

Sample	Th (ppm)	U/Th ratio	U3O8 (%)[1]	Sample description
CC299	14	134	0.22	Granite outcrop, “massive to small shears”.

7.1.10

 NE Shearika

The NE Shearika target covers a portion of the north-western contact of the Shearika Ridge pluton and Train Domain metasediments.  Strong magnetic and radiometric gradients associated with this contact also track through the target area. Most of the twenty-three rock samples sent for analysis returned greater than 0.05% U3O8 and the U/Th ratio is low and typical of high temperature uranium mineralization (Table 11).  Further prospecting for evidence of metasomatic alteration and radiometric anomalies along the contact of this intrusion and the surrounding meta-sediments is recommended.

Table 11. Anomalous samples from the Northeast Shearika Ridge target area.

Sample #	Th (ppm)	U/Th ratio	U3O8 (%)[1]	Sample description
CH155	360.9	0.8	0.03	Outcrop, moderate smoky qtz, c-g white pegmatite
CH166	415.5	1.4	0.07	Outcrop, wk smoky qtz, c-g white granite
CH165	841.9	1.6	0.16	Outcrop, strong hematite, c-g granite
CH163	841.6	1.7	0.17	Outcrop, moderate hematite m-g white granite
OM453	129.1	8.5	0.13	Outcrop, Quartz Vein in wk hem c-g granite
CH164	1286.7	0.3	0.04	Outcrop, strong hematite c-g pink pegmatite
CH156	508	1.1	0.07	Boulder, mod smoky qtz, c-g pegmatite
CH158	663.1	10	0.78	Outcrop, strong limonite, c-g white pegmatite
AM139	356.6	1.6	0.07	Boulder, strong hematite, c-g pink granite
CH160	414.7	0.3	0.02	Outcrop, smoky qtz c-g white pegmatite
CH157	205.2	2.0	0.05	Outcrop, smoky qtz c-g white pegmatite
CH159	998.6	0.2	0.02	Outcrop, moderate limonite, c-g white pegmatite
CH161	199.5	1.7	0.04	Boulder, wk smoky qtz, c-g white granite
CH162	185.4	2.3	0.05	Boulder, wk hematite, wk epidote c-g white granite
OM455	686	5.3	0.43	Boulder, strong hematite, very c-g white pegmatite
OM447	216.6	5.2	0.13	Frost heave, wk smoky qtz c-g white granite
OM448	181.8	8.0	0.17	Frost heave, moderate smoky qtz c-g white granite
OM449	746.4	10	0.90	Frost heave, wk smoky qtz c-g white granite
AM133	609.1	1.1	0.08	Boulder, strong smoky qtz, wk hem c-g pink pegmatite
AM136	928.9	1.7	0.19	Boulder, wk smoky qtz, hem c-g pink granite
OM439	276.4	5.5	0.18	Boulder, moderate smoky qtz, wk hem, c-g pink granite
OM440	136.8	11	0.18	Not detailed
AM134	390.5	2.1	0.10	Boulder, moderate smoky qtz quartz vein

7.1.11

Simons Lake

The Simons Lake area lies directly south of the Northeast Shearika Ridge target and like the Shearika targets covers portions of the contact of the Shearika Ridge pluton and Train Domain metasediments and associated radiometric and magnetic anomalies.  The area is also proximal to the Grease River Shear Zone.  Two samples from the area have been sent for analysis with both returning 0.01% U3O8.  The Simons Lake area lies outside the mineralized envelope genetically related to the Shearika Ridge pluton and further work should only be contingent on success in the NE Searika Ridge area.

7.1.12

Straight River

Lying adjacent and to the southeast of the Simons Lake target area, the Straight River target covers Train Domain pelitic rocks, and a portion of the Grease River Shear Zone and a weak U radiometric anomaly laying parallel to that zone.  Locally outcrops are strongly silicified and potassic altered, however beyond weak scintillometer readings mineralization has yet to be discovered.  Further work is not recommended.

7.1.13

Bradley

The Bradley target area lies adjacent to the Straight River area and is situated along the southern edge of the Tantato Domain boundary near the Grease River Shear Zone.  The target area covers two styles of mineralization; pitchblende veinlets hosted in pegmatite bodies and potentially much more significant shear zone hosted uranium.  Both of these styles of mineralization display a high U/Th “hydrothermal” signature.

The uranium bearing pegmatites occur as a sequence of feldspar-quartz ± biotite bearing dykes that are in foliation parallel contact with intensely sheared pelitic metasedimentary rocks.  The pitchblende veinlets hosted in these pegmatites occur as perpendicular-to-strike fractures and CanAlaska’s sampling of these veinlets has returned up to 3.53% U3O8.  These occurrences maybe related to the “Bradley Lake zircon-rich pegmatite” showing (SMDI# 1593 and Turner and Marshall, 1968) which plots in the Bradley Lake area, however none of CanAlaska’s pegmatite sampling has returned significant zircon values.

A second showing located approximately 100 metres west of the mineralized pegmatite occurs in hematite and limonite altered pelite that has been structurally deformed at 084/85º, an orientation that is sub-parallel to the Grease River Shear Zone (Figure 11).  Results from sampling of this structure have returned up to 0.36% U3O8 and mineralization consistently displays a high U/Th ratio indicative of hydrothermal mineralization (Table 12).

A Google Earth image of the Bradley Lake area shows the Bradley Zone mineralization appears spatially associated with what is interpreted as a 3rd order Reidel shear in Figure 12.  A geophysical program designed to confirm the orientation of this structure followed by drill testing is recommended.

Table 12.  Anomalous samples from the Bradley area

Sample #	Th (ppm)	U/Th ratio	U3O8 (%)	Location	Sample description
Bradley Shear
AM058	2	335	0.08	75 m SW of shear	Calcite vein breccia, mod hem altn
AM060	11	258	0.33	75 m SW of shear	Leucogranite-pegmatite outcrop
RD267	<1	5000	0.47	75 m SW of shear	Outcrop
OM387	1	3090	0.36	75 m SW of shear	Sheared, brecciaed hem-lim altd pelite
JR325	3	842	0.30	Shear	Amphibolite outcrop
OM385	<1	6050	0.71	Shear	Amphibolite outcrop
OM386	4	65	0.03	Shear	Amphibolite outcrop
OM389	<1	14000	1.65	Shear	Brecciaed hematite altered pelite
OM389	<1	14000	1.65	Shear	Brecciaed hematite altered pelite
Other rocks in the area
OM388	7	250	0.21	Main showing area	Leucogranite pegmatite outcrop
JR326	28	224	0.74	Main showing area	C-g white pegmatite
JR327	14	206	0.34	Main showing area	C-g white pegmatite
JR328	96	119	1.34	Main showing area	M-g white granite
JR333	88	166	1.72	Main showing area	Leucogranite pegmatite outcrop
JR334	117	180	2.49	Main showing area	Leucogranite pegmatite outcrop
TR005	115	260	3.53	Main showing area	Leucogranite pegmatite outcrop
TR006	1680	6.2	1.23	Main showing area	M-g leucogranite-pegmatite outcrop
TR007	7	64	0.05	Main showing area	C-g leucogranite-pegmatite outcrop
AM065	2	335	0.08	Main showing area	Medium to c-g white pegmatite
RD268	7.5	141	0.13	SW of main showing	Outcrop, very f-g sheared pelite

CanAlaska Uranium Ltd.

Grease River Project

Hematite and Limonite Alteration in the Bradley Shear

2008 Field Photos			Fig No: 11
Date: Jul 13, 2009	Drawn by: AS	Report: GRR2009-01

Figure 11. Hematite And Limonite Alteration In The Bradley Shear.

Figure 12. Lineaments In The Bradley Shear Showing Area.

7.2

Central Claim Block

The geology of the Central Claim block is dominated by the Shearika Ridge Pluton, which is a large quartz-monzonite intrusion that has been mapped on surface and traced from its magnetic signature as underlying much of the east half of the Central Block and extending to a portion of the East Claim Block.  Mineralization discovered on the Central Block includes a REE showing and numerous uranium showings of which all are classified as intrusion related based on their U/Th ratios.  The geology and sample locations of the Central Claim Block are shown in Figure 13.

106°30'0"W
59°30'0"N
402500
405000
407500
410000
412500
415000
417500
420000
422500
425000
6595000
6590000
6585000
6580000
Legend
Precambrian Domains
Lithology
Train Domain
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Beaverlodge Domain
Ngfr Retrogressed garnet (biotite)-feldspar gneiss
Ngf Garnet-feldspar gneiss
Ngd Granodiorite
Tantato Domain
Tgf Garnet-feldspar gneiss
Tbn Biotite gneiss
Tbs Biotite schist
Thn Mafic hypersthene gneiss
Tm Amphibolite
Tgd Biotite granodiorite
Tg Granite and pegmatite
x Cataclastic rocks
Claims
Boulder Sample Location
Outcrop Sample Location
Boulder Sample Location
Outcrop Sample Location
CH143, 0, 1.78 Sample Number, U3O8, U/Th
Lakes
Train Domain
Beaverlodge Domain
Tantato Domain
TLbq
TLgd
Ngfr
Ngd
Ngf
Tbs
Tm
Tg
Tgd
Tbn
S-108970
S-108971
S-110829
S-110828
S-110827
Fig. No: 14
Fig. No: 15
AM081, 0.2, 4.07
AM086, 0.04, 1.72
AM076, 0.21, 7.62
WB042, 0, 0.25
TP151, 0.1, 1.17
TP150, 0.07, 0.55
JR355, 0.06, 3.68
TP143, 0.03, 1.07
WB015, 0, 0.79
WB014, 0, 0.48
RM037, 0, 2.6
TP099, 0.13, 3.42
FT005, 0.04, 2.76
CH189, 0.18, 5.04
CH188, 0.26, 1.89
CH187, 0.14, 1.5
FT004, 0.06, 5.47
OM465, 0.25, 3.6
TP134, 0.05, 2.32
CH142, 0, 1.49
CH143, 0, 1.78
OM467, 0, 0.37
TP140, 0.06, 0.98
TP141, 0.07, 2.8
WB020, 0, 0.34
WB019, 0, 2.59
WB018, 0, 0.39
WB036, 0.06, 1.72
JR338, 0, 0.5
OM393, 0, 0.33
JR337, 0, 0.13
WB033, 0, 1.29
CH173, 0, 0.02
OM458, 0.01, 0.01
CH170, 0, 0
CH171, 0, 0
CH169, 0, 0.01
OM459, 0, 4.87
CH174, 0, 0.22
AM063, 0.04, 2.03
CH128, 0.02, 1.81
JR341, 0, 1
JR342, 0, 1
OM394, 0, 2
JR349, 0, 0.33
OM397, 0, 2
0
2.5
5
Kilometres
N
CanAlaska Uranium Ltd.
Grease River Project
Central Block
Geology and Sample Locations
UTM NAD 83, Zone 13
NTS: 074O07-08
Scale: 1: 100 000
Fig No: 13
Date: Jul 13, 2009
Drawn by: AS
Report: GRR2009-01

Figure 13. Central Claim Block Geology And Sample Locations.

7.2.1

Shearika Ridge

The Shearika Ridge target area covers the contact between the Shearika Ridge Pluton and surrounding metasediments; and extends approximately six kilometres from the north corner of the Central Claim Block south-southwest to the intersection of the contact with the Grease River Shear Zone.  The zone also covers a silica-sodium metasomatic front that is characterized by irregularly oriented <1 to 2 cm long, euhedral to subhedral, yellowish-white plagioclase phenocrysts hosted in a cryptocrystalline quartzo-feldspathic groundmass.  This alteration extends finger-like from the intrusion into surrounding paragneiss where it occasionally coalesces to form dyke-like bodies. The entire front forms a radiometric high clearly visible on the airborne survey (Figure 10) and characterized by scintillometer readings of 500 to 6000 cps.  The best uranium grades are often returned from biotite-rich zones hosted in the granite though yellow uranium oxide stain is also common throughout the zone (Figure 14).

Located within the Shearika Target area is the Shearika North Zone which covers 600 metres strike-length of historic trenches contained within a 0.5×1.5 km2 area containing numerous radioactive pegmatite outcrops with scintillometer counts of over 15,000 CPS.  Historic sampling from these trenches has returned up to 0.048% U3O8 over 18 ft.  A summary of the results from 99 samples collected in the Shearika North Zone by CanAlaska and an additional 54 samples from the Shearika area outside the zone are contained in Table 13.  Sample locations for the Shearika North Zone are shown in Figure 15.

Table 13. Summary of sampling conducted on the Shearika North showing.

Shearika North showing	Outcrop (boulders)	Th (ppm)	U/Th ratio	U3O8 (%)
All samples	99 (12)
Samples >0.05% U3O8	85 (9)	85.0
Maximum all samples		3691	2.4	1.36
Minimum samples >0.05% U3O8		77.3	0.4	0.05
Mean samples >0.05% U3O8		824.8	6.1	0.16
Other Shearika Ridge sampling
All samples	54 (38)
Samples >0.05% U3O8	41 (32)
Maximum all samples		2180	7.1	0.41
Minimum samples >0.05% U3O8		89.0	0.9	0.05
Mean samples >0.05% U3O8		618.1	2.9	0.15

Figure 14. Shearika Ridge uranium oxide on weakly hematite altered granite.

106°26'15"W
419000
420000
421000
422000
6598000
6597000
6596000
6595000
6594000
59°30'0"N
N
Legend
Lithology
Train Domain
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Precambrian Domains
Claims
2007 Boulder Sample Location
2007 Outcrop Sample Location
2008 Boulder Sample Location
2008 Outcrop Sample Location
CH143, 0, 1.78 Sample Number, U3O8, U/Th
Lakes
Train Domain
TLbq
TLgd
S-108971
GK027, 0.06, 1.56
CH135, 0.18, 4.36
GK022, 0.17, 2
RD306, 0.89, 3.31
RD304, 0.14, 3.12
GK024, 0.18, 5.19
JF008, 0.04, 1.25
RD305, 0.75, 2.23
CH129, 0.21, 3.55
RD307, 0.08, 3.1
GK021, 0.04, 1.21
RD308, 0.14, 2.26
CH130, 0.47, 3.75
CH131, 0.12, 4.14
CH132, 0.32, 4.38
GK023, 0.23, 4.6
RD303, 0.05, 5.5
JF027, 0.36, 2.89
CH134, 0.13, 0.4
CH133, 0.11, 4.25
GK025, 0.12, 0.3
GK026, 0.02, 0.28
RD285, 0.08, 1.06
RD286, 0.08, 3.31
CH117, 0.07, 1.47
GK011, 0.09, 1.5
CH115, 0.09, 1.35
RD284, 0.19, 2.97
RD288, 0.15, 2.48
CH112, 0.12, 2.86
CH113, 0.18, 1.34
CH114, 0.08, 1.8
CH116, 0.05, 2.05
CH110, 0.05, 1.49
RD278, 0.05, 1.97
CH105, 0.03, 0.92
CH106, 0.04, 0.67
CH109, 0.18, 0.99
RD287, 0.08, 2.47
CH107, 0.21, 0.82
CH108, 0.18, 2.15
RD276, 0.16, 4.26
RD277, 0.21, 2.28
CH104, 0.06, 1.76
GK005, 0.24, 1.34
RD279, 0.13, 1.97
CH137, 0.05, 1.33
GK028, 0.19, 2.42
JF015, 0.06, 4.05
CH136, 0.05, 1.24
JF024, 0.02, 4.87
RD302, 0.19, 3.3
JF011, 0.08, 1.06
GK020, 0.6, 3.69
CH126, 0.06, 0.73
GK019, 0.05, 2.18
AM143, 0.04, 6.51
CH127, 0.09, 2.52
CH125, 0.07, 1.84
RD301, 0.1, 0.57
OM471, 1.36, 6.7
GK012, 0.1, 2
RD299, 0.23, 1.68
RD300, 0.1, 2.53
RD289, 0.13, 2.89
CH124, 0.34, 3.35
JF029, 0.25, 2.28
RD290, 0.12, 2.6
ES056, 0.01, 1.13
CH118, 0.33, 2.42
CH123, 0.16, 1.9
GK017, 0.51, 1.22
RD291, 0.09, 2.46
RD296, 0.26, 4.93
RD297, 0.18, 5.12
GK016, 0.06, 1.63
GK037, 0.05, 0.83
RD295, 0.04, 0.43
JF028, 0.22, 2.94
CH122, 0.06, 1.33
GK015, 0.08, 1.67
RD294, 0.18, 1.16
RD298, 0.07, 1.37
RD280, 0.12, 1.81
GK008, 0.05, 1.7
GK009, 0.19, 2.28
TP110, 0.11, 1.13
RD283, 0.04, 1.88
CH139, 0.02, 0.62
RD281, 0.15, 2.84
MG052, 0.07, 1.45
TP113, 0.05, 3.51
MG050, 0.13, 1.45
CH121, 0.23, 2.61
WB009, 0.03, 0.42
CH120, 0.17, 0.89
CH119, 0.02, 0.28
RD293, 0.18, 0.42
RD292, 0.09, 0.42
MG047, 0.09, 0.31
TP104, 0.04, 1.01
WB010, 0.06, 2.17
MG048, 0.04, 1.57
ES063, 0.02, 0.79
CH140, 0.15, 1.77
AK038, 0.05, 2.45
AK040, 0.3, 3.77
AK039, 0.27, 4.02
AK041, 0.11, 4.6
AK042, 0.3, 2.72
DT078, 0.22, 2.48
TH015, 0.07, 1.79
0 0.25 0.5 1
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
Shearika Ridge North
Geology and Sample Locations
UTM NAD 83, Zone 13
NTS: 074O, 074P
Scale: 1: 20 000
Fig No: 15
Date: Jul 14, 2009
Drawn by: AS
Report: GRR2009-01

Figure 15. Shearika Ridge North Sample Locations.

Figure 16 shows a plot of the vertical derivative magnetic field for a portion of the Eastern Block.  The contact between the Shearika Ridge intrusion and surrounding metasediments shows up as a pronounced change in gradient in the area of the Shearika Ridge showings.  This feature then strikes south-westward before wrapping around the south-western extent of the pluton and continuing east-northeast following the trace of the Grease River Shear Zone.  A similar pattern is visible in the uranium-potassium radiometric plot which also shows high values following the trace of the pluton-sediment contact south before meeting up with the Grease River Shear Zone (Figure 17).  It should be noted that the portion of the U/K radiometric anomaly that follows the trace of the Grease River downstream to the southeast of the pluton contact reflects boulders that have been transported from the Shearika Ridge area down that valley.

Many good grade samples have been collected in the vicinity of the magnetic and U/Th anomalies that define the property scale Shearika Pluton/metasediment contact (Figure 18). In the event of exploration success in the Shearika Ridge North Zone, these areas would become priority targets.

106°30'0"W
414000
415000
416000
417000
418000
419000
420000
421000
422000
423000
424000
425000
426000
59°30'0"N
6598000
6597000
6596000
6595000
6594000
6593000
6592000
6591000
6590000
N
Legend
Claims
Lakes
Contours
0
0.5
1
2
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
Shearika Ridge
1st Verical Derivative Magnetic Field
UTM NAD 83, Zone 13
NTS: 074O8-09
Scale: 1: 50 000
Fig No: 16
Date: Jul 20, 2009
Drawn by: AS
Report: GRR2009-01

Figure 16. Shearika Ridge 1st Vertical Derivative Magnetic Field.

Shearika Ridge North
Shearika Ridge
Unnamed Lake
Melenchuk North Showing
Melenchuk Showing
N
Legend
Claims
Lakes
CanAlaska Uranium Ltd.
Grease River Project
Shearika Ridge/Melenchuk Lake U/K Radiometric Anomaly
UTM NAD 83, Zone 13
NTS: 074O8-09
Scale: 1: 50 000
Fig No: 17
Date: Jul 20, 2009
Drawn by: AS
Report: GRR2009-01
0 0.5 1 2
Kilometres
106°30'0"W
59°30'0"N

Figure 17. Shearika Ridge - Melenchuk Lake U/K radiometric anomaly.

416000
417000
418000
419000
420000
6593000
6592000
6591000
6590000
N
Train Domain
TLgd
TLbq
S-108971
S-108970
Tantato Domain
DT076, 0.07, 2.52
WB039, 0.02, 0.47
ES071, 0.07, 2.19
MG058, 0.46, 8.07
MG059, 0.17, 4.15
ES072, 0.17, 1.23
MG060, 0.65, 6.41
TP123, 0.17, 2.09
JF022, 0.04, 1.1
TP125, 0.11, 1.9
JR352, 0.06, 2.15
JR351, 0.07, 2.71
OM400, 0.08, 2.14
OM401, 0.18, 2.14
MG062, 0.32, 3.41
TP084, 0.01, 1.44
AM074, 0.11, 1.76
ES059, 0.01, 1.55
TP083, 0.06, 2.02
TR011, 0.41, 1.59
OM426, 0.06, 1.44
CW044, 0.05, 3.66
TP086, 0.03, 2.11
CW036, 0.03, 1.24
OM424, 0.14, 1.86
JR396, 0.91, 3.41
AM112, 0.06, 2.51
OM422, 0.13, 1.06
OM421, 0.24, 3
RM032, 0, 1.17
CW040, 0.03, 1.28
DT040, 0.09, 7.07
CW039, 0.04, 3.43
DT039, 0.02, 1.22
DT041, 0.06, 5.54
DT037, 0.1, 4
CW037, 0, 1.95
CW038, 0.05, 3.63
CH180, 0.05, 1.76
CH181, 0.05, 1.07
OM462, 0.15, 1.45
CH182, 0.05, 2.55
CH183, 0.1, 2.58
CH184, 0.06, 2.47
CH185, 0.14, 1.67
OM461, 0.17, 1.73
ASP001, 0.11, 1.62
FT001, 0.14, 2.67
CH186, 0.04, 1.15
OM463, 0.37, 1.73
OM464, 0.29, 2.41
FT002, 0.27, 3.08
OM427, 0.32, 2.62
JR400, 0.1, 2.28
AM116, 0.33, 6.29
RM035, 0.29, 2.82
OM428, 0.15, 2.25
AM117, 0.37, 2.27
RM036, 0.05, 2.05
JR401, 0.06, 0.94
JR402, 0.24, 1.89
JO055, 0.13, 3.35
JO052, 0.08, 2.37
JR405, 0.28, 3.35
JR403, 0.09, 5.57
OM432, 0.63, 6.94
RM047, 0.04, 2.09
JR406, 0.28, 7.45
OM431, 0.19, 6.24
AM122, 0.99, 8.97
RM042, 0.02, 1.45
RM043, 0.06, 2.01
0
0.5
1
Kilometres
Legend
Precambrian Domains
Lithology
Train Domain
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
x Cataclastic rocks
Claims
2007 Boulder Sample Location
2007 Outcrop Sample Location
2008 Boulder Sample Location
2008 Outcrop Sample Location
CH143, 0, 1.78 Sample Number, U3O8, U/Th
Lakes
CanAlaska Uranium Ltd.
Grease River Project
Shearika Ridge South
Geology and Sample Locations
UTM NAD 83, Zone 13
NTS: 074O08
Scale: 1:20 000
Fig No: 18
Date: Jul 20, 2009
Drawn by: AS
Report: GRR2009-01

Figure 18. Shearika Ridge South Samples Locations

7.2.2

Intrusion

The Intrusion Target covers a portion of the interior of the Shearika Ridge Pluton.  A single traverse made across this area revealed no significant alteration, structures or mineralization and no further work is planned.

7.2.3

Grease River

The Grease River target zone comprises the Grease River valley down stream of its confluence with the Straight River.  Twenty one boulder samples returning between 0.2 and 0.99% U3O8 were collected during CanAlaska’s field work in the area.  The boulders are of uncertain provenance but have probably been transported down stream from the Shearika Ridge showings.  No further work is planned in the area.

7.2.4

 Melenchuk Lake

The Melenchuk Lake target area covers perhaps 30 km2 of Train Domain metasediments.  The area hosts two discrete zones from which multiple samples grading greater than 0.05% U3O8 were obtained and a scattering of single sample locations that also returned good grades (Table 14).

The Melenchuk showing consists of a tight cluster of 14 samples taken from granitic boulders located at the down ice edge of a 700×400 metre square U, U/K and U/Th radiometric spot high (Figure 10 and Figure 17.  Samples from a second cluster of four boulders collected about 700 metres north-northwest of this locality form the Melenchuk North showing.  Two additional strongly anomalous samples were collected 400 metres apart on a second U, U/K and U/Th spot high situated at the north end of an unnamed lake located 2.0 kilometres north of the Melenchuk targets.  Finally, of six other samples scattered over a wide area of the Melenchuk region, most were anomalous and two returned better that 0.05% U3O8.

The Melenchuk Lake area and in particularly the area of the showings are underexplored, and based further geologic mapping, and prospecting is recommended.

Table 14. Melenchuk Lake target area

Sample number	Th (ppm)	U/Th	U3O8 (%)[1]	Sample description
Melenchuk showing
FT002	767.6	2.7	0.25	Weakly hematite altered c-g white granite
OM461	798.5	1.8	0.16	Weakly hematite altered c-g white granite
CH181	433.4	1.0	0.05	Moderately hematite altered c-g white granite
FT001	500.0	2.4	0.15	Weakly hematite altered c-g white granite
OM462	750.7	1.7	0.13	Moderately hematite altered c-g white granite
ASP001	667.9	1.4	0.13	Mod smoky qtz, wkly hem altered c-g white granite
CH184	236.1	2.3	0.07	Moderate smoky quartz bearing c-g white granite
CH185	836.6	1.4	0.15	Weak smoky quartz bearing c-g white granite
CH180	272.1	1.6	0.06	Weak smoky quartz bearing c-g white granite
CH182	184.4	2.4	0.06	Moderate smoky quartz bearing c-g white granite
CH183	385.9	2.3	0.12	U oxide stained c-g white granite
CH186	361.2	0.8	0.04	U oxide stained c-g white granite
OM464	963.6	2.5	0.29	Moderate smoky quartz bearing c-g white granite
OM463	1754.1	1.8	0.37	Moderate smoky quartz bearing c-g white granite
Melenchuk North showing
JR352	252	2.2	0.06	Moderate smoky quartz bearing m-g white granite
JR351	234	2.7	0.07	Medium-grained white granite
OM401	700	2.1	0.18	Moderate smoky quartz bearing m-g white granite
OM400	312	2.1	0.08	Medium-grained white granite
Unnamed Lake
TP150	1060	0.6	0.07	Outcrop, moderate smoky quartz bearing m-g white granite
TP151	645.2	1.3	0.09	Outcrop, strong smoky quartz bearing c-g white granite
Single anomalous samples
AM086	198	1.7	0.04	Not detailed
AM081	410	4.1	0.20	Gneiss
JR355	148	3.7	0.06	Outcrop of white medium-grained granite

7.2.5

Stratychuk Lake

Located west of the Melenchuk Lake area is the Stratychuk Lake target, the geology of which is dominated by a linear U, U/K and U/Th radiometric anomaly striking parallel to the shore of Stratychuk Lake.  Traverses over the north half of this feature and elsewhere in the area located little of significance and no further work is recommended.

7.2.6

South Straight River

Four samples of outcrop and a sample from a boulder were collected from the South Straight River area.  One of the outcrop samples returned 406 ppb gold from a rusty banded garnet bearing pelite containing ~5% pyrite.  The target area is underlain by metasediments north of the river and mylonite of the Grease River Shear Zone south of the river.  A radiometric anomaly coincidental with the shear zone also trends through the area.  This anomaly has been covered by a number of traverses and little beyond the gold showing has been uncovered and no further work is recommended.

7.2.7

Janke Lake

Traverses covering radiometric anomalies lying southeast of Janke Lake resulted in the collection of four outcrop samples, one of which returned 185.9 ppm uranium and a U/Th ratio of 1.8.  Outcrop exposure in the area is good, coverage to date is deemed adequate and no further work is recommended.

7.2.8

NW Rehill Lake

One locally gossanous outcrop sample of a mafic gneiss containing trace amounts of pyrite collected in the NW Rehill Lake target area returned values 202.3 ppb Au (Table 15).  A second sample, consisting of a boulder located on a bench located above the Grease River Valley may not be locally derived.  The portion of the NW Rehill Lake target area that encompasses the Grease River Valley covers a radiometric anomaly that maybe related to transport of radioactive sediment from showings upstream.  This area has been well traversed.  Less so for the rest of the target block, which  seems to contain little in the way of radiometric anomalies.  No further work is recommended for this area

Table 15. Samples from the NW Redhill Lake target area.

Sample number	Th (ppm)	U/Th ratio	U3O8 (%)	Sample description
WB033	2.2		2.6 ppm	202.3 ppm Au from rusty mafic gneiss.
TP150	142	3.0	0.04	Boulder of c-g white granite

7.2.9

Rehill Lake

The “Geologic Atlas of Saskatchewan” shows the Rehill Lake target area as covering  “Drill Hole G-5 and the Dog Creek C Zone Au Anomaly or Dispersion Train” (SMDI # 2328).  Careful reading of the description of that occurrence and cross referencing it with nearby occurrences reveals that SMDI # 2328 is miss plotted and is actually in the La Ronge Gold Belt 400 kilometres to the south.  Five samples collected from traverses in the 7.2.10 Rehill Lake area returned near or at low detection limits for uranium and thorium.

7.2.10

Smith River REE’s

The Smith River target covers a spot radiometric high spatially associated with a granodiorite stock.  Five samples were collected from outcrop and one each from boulder and frost heave and results from the analysis of these are tabulated in Table 16.  Generally, the samples are enriched in Ti, Zr and LREE’s, relatively depleted in HREE’s and returned mediocre results for uranium (6.5 to 45.4 ppm). Further work in the area is not planned.

Table 16. Anomalous light rare earth elements from the Smith River REE showing.

Sample number	Sample description	Ti (%)	Zr (ppm)	La (ppm)	Ce (ppm)	Pr (ppm)	Nd (ppm)
CH169	C-g pyritic limonite white pegmatite	0.36	766.2	1051	4901.2	535.5	1916.1
CH170	F-g pyritic calcite bearing amphibolite	0.35	173.5	1547	4315.0	442.8	1890.5
CH171	F-g pyritic hematite amphibolite	1.29	203.3	2286	5783.3	788.3	2560.9
CH173	F-g epidote bearing mafic gneiss	0.31	359.0	1351	5737.8	688.4	Na
CH174	Fine-grained clay bearing amphibolite	0.13	209.0	55.0	Na1	9.70	Na
OM458	Vfg hematite Arkosic (?) granitic gneiss	3.59	15446.9	2568	15277	2365.5	7330.8
OM459	Vfg hematite pyritic amphibolite	1.20	30.1	26.0	Na	8.40	Na

Sample number	Sm (ppm)	Eu (ppm)	Gd (ppm)	Tb (ppm)	Dy (ppm)	Ho (ppm)	Er (ppm)	Yb (ppm)	Lu (ppm)	Total RRE’s
CH169	137.7	1.73	7.50	2.90	6.1	1.31	0.1	3.1	0.6	0.86%
CH170	130.7	2.44	11.4	1.83	1.2	0.02	0.1	0.6	0.05	0.83%
CH171	201.8	3.38	38.8	2.35	6.4	0.02	0.1	1.4	0.15	1.17%
CH173	194.8	Na	7.90	Na	3.4	Na	0.1	1.0	Na	0.80%
CH174	4.7	Na	2.3	Na	1.4	Na	0.3	0.4	Na	0.01%
OM458	864.8	5.32	33.6	5.72	0.1	0.02	0.1	2.4	0.15	2.85%
OM459	6.1	Na	6.0	Na	4.5	Na	2.5	2.0	Na	0.01%

Na = not assayed

7.3

West Block

Highlights of the results of work on the West Claim Block conducted by CanAlaska include a lake sediment sample that returned 1298.8 ppm uranium and the discovery of a pitchblende pebble that assayed over 55 % U3O8.  The area of the claim block is essentially unexplored with the exception of government surveys and further work is justified.   Figure 19 shows the location of rock samples and the single soil sample collected during the 2007 and 2008 field seasons.  A summary of work conducted on individual target areas is as follows.

374000
376000
378000
380000
382000
384000
386000
107°0'0"W
388000
390000
6594000
6592000
6590000
6588000
6586000
6584000
N
Train Domain
TLbq
TLgd
TLbq
Ngfr
Ngfr
Ngd
Ngfr
Ngd
Ngf
Ngfr
S-108968
S-108969
Beaverlodge Domain
JR363, 0.11, 3.76
JR361, 0.02, 4.56
CH199, 0.07, 17.3
CH198, 0.03, 6.91
WB057, 0, 0.17
CH193, 0.02, 1.63
CM150, 0.29, 197.61
WB055, 0, 1.55
WM327, 0.07, 5.64
WB056, 0.01, 0.27
AM183, 0.06, 0.05
CC291, 55.07, 74.6
CC297, 0, 0.03
CC292, 0, 1
WM331, 0.01, 1.34
WM337, 0, 0.15
TR029, 0, 0.13
WM334, 0.24, 11.54
WM332, 0, 0.83
TR026, 0.02, 0.96
JR378, 0.01, 0.14
TR028, 0, 0
TR017, 0, 0.06
TR022, 0.05, 3.14
TR016, 0, 0.1
CC293, 2.15, 17.17
TR019, 0, 0.14
CC295, 0.01, 0.11
CC294, 0.03, 0.38
Legend
Precambrian Domains
Lithology
Train Domain
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Beaverlodge Domain
Ngfr Retrogressed garnet (biotite)-feldspar gneiss
Ngf Garnet-feldspar gneiss
Ngd Granodiorite
Claims
2007 Boulder Sample Location
2007 Outcrop Sample Location
2008 Boulder Sample Location
2008 Outcrop Sample Location
WM327, 0.07, 5.64 Sample Number, U3O8, U/Th
Lakes
0
1
2
4
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
West Block
Geology and Sample Locations
UTM NAD 83, Zone 13
NTS: 074O06-07
Scale: 1: 75 000
Fig No: 19
Date: Jul 20, 2009
Drawn by: AS
Report: GRR2009-01

Figure 19. West Claim Block geology and sample locations.

7.3.1

 Stolar Lake REE’s and uranium

The Stolar Lake target area is located in the south-eastern corner of claim block and covers the area where several pitchblende bearing pebbles were recovered from biotite-rich soil; one of which returned 55.06% U3O8.  Prospecting in the area has resulted in the discovery of uraninite bleb bearing pegmatites and REE bearing granitic rocks, but has failed to locate the source of the enigmatic pebble.  Apart from the pebble, three other samples returned between 0.05 and 2.24% U3O8 and one sample returned 3.1% total REE’s.  The association of high HREE with high uranium in sample CC291 is akin to  high grade unconformity mineralisation and as such this occurrence is of interest. The area lacks any other significant radiometric anomaly and further work in the area should be restricted to a careful examination of the area surrounding the U-REE mineralisation. Results from 18 samples collected during field work in the area are summarized in Table 17.

Table 17. Sample results from the Stolar Lake area.

Sample number	Sample description	TiO2 (%)	Zr (ppm)	Ce (ppm)	La (ppm)
CC291	Pebble in swampy (?) biotite rich soil	0.02	842	1735	<1
CC292	No data	1.76	73	113	64
CC293	Coarse-grained white pegmatite dyke	0.22	15000	190	27
CC294	Medium-grained white granite	1.47	2640	5900	2270
CC295	White granite	2.04	17700	4140	2050
CC297	Massive shearing (?)	1.04	1600	1890	940
JR378	No data	9.06	20600	4650	2050
TR016	Pink granite	7.76	2850	3100	1600
TR017	Pink granite	8.30	1430	3680	1820
TR019	Granite	4.19	10600	3510	1780
TR022	Granite	15.5	13400	3420	1360
TR026	Granite	0.17	582	169	67
TR028	Granite	2.05	7020	11600	5980
TR029	Granite	0.40	1490	1020	414
WM331	No data	1.26	6010	1610	55
WM332	Heavily garnet bearing	4.94	1865	1655	356
WM334	White granite	0.38	1000	203	75
WM337	Shear Zone, pyritic and hematitic	2.01	624	671	292

Sample number	Pr (ppm)	Nd (ppm)	Sm (ppm)	Eu (ppm)	Gd (ppm)	Dy (ppm)	Ho (ppm)	Er (ppm)
CC291	251	41	1100	9.05	1050	3475.0	813.0	2940
CC292	14	62	10	2.30	7	3.9	1.9	3.0
CC293	23	79	80	1.20	57	16.1	2.5	<0.2
CC294	730	2650	502	8.10	200	17.3	8.0	17.8
CC295	434	1510	133	5.30	68	46.5	19.9	29.2
CC297	191	689	61	3.20	24	7.2	4.0	6.3
JR378	467	1670	153	6.90	60	23.7	20.0	19.2
TR016	331	1150	101	4.40	43	19.1	12.1	18.2
TR017	388	1390	123	4.90	47	16.4	11.4	17.5
TR019	363	1280	112	4.80	51	28.4	14.7	20.8
TR022	301	1220	105	4.70	55	25.3	20.9	30.6
TR026	20	75	27	0.70	29	17.9	1.4	1.6
TR028	1200	4100	385	12.80	140	28.4	17.6	32.1
TR029	112	419	78	1.70	44	17.5	3.9	7.1
WM331	39	205	32	0.80	17	5.2	5.4	3.0
WM332	108	432	48	1.35	27	21.7	10.0	14.7
WM334	21	82	22	0.70	20	22.0	4.2	8.9
WM337	69	264	32	1.70	19	10.7	4.4	8.4

Sample number	Yb (ppm)	Y (ppm)	Sc (ppm)	Th (ppm)	U/Th	U3O8 (%)	Total REE’s (%)
CC291	2960	18050	18	6260	75	55.06	3.1
CC292	2.0	25	16	2	1.0	Na	0
CC293	6.3	51	5	1060	17	2.15	0
CC294	0.5	13	<1	717	0.4	0.03	0.6
CC295	17.7	273	58	394	0.1	0.01	0.5
CC297	1.9	26	6	809	0.0	0.00	0.2
JR378	6.8	104	28	449	4.6	0.01	0.5
TR016	6.2	93	26	199	3.8	0.00	0.3
TR017	3.7	66	22	372	0.1	0.00	0.4
TR019	10.9	160	36	212	0.1	0.00	0.4
TR022	13.9	125	57	132	0.1	0.05	0.3
TR026	0.6	53	1	172	0.1	0.02	0
TR028	1.5	43	6	2600	3.1	0.00	1.2
TR029	3.0	66	10	312	1.0	0.00	0.1
WM331	1.4	11	13	32	0.0	0.01	0
WM332	7.4	108	32	27	0.1	0.00	0.1
WM334	7.9	105	7	175	1.3	0.24	0
WM337	8.0	65	27	78	0.8	0.00	0.1

7.3.2

Elsewhere on the West Claim Block

Eleven additional rock samples and one soil sample were collected outside the Stolar Lake area.  Six of these returned greater than 0.05% U3O8, one returned anomalous uranium and gold values and one returned anomalous gold values only.  These results are summarized in Table 18.  Two samples stand out as worthy of discussion.

The first is a soil sample which was collected in the Bulyea River area and which returned 1.2% U3O8.  This sample was collected during the single traverse conducted in the area and is located approximately 500 metres west of the next closest sample, that of WM327, and is at the edge what is essentially a property scale radiometric high (Figure 20).  The region is essentially unexplored and was recently burnt by a forest fire which will have exposed additional outcrop.  This area is worthy of further prospecting.

The second sample of interest is located at the centre of the radiometric anomaly noted above.   This sample (CM150) returned a value of 0.29% U3O8 along with 666ppm M0, 5288ppm Pb, 2674 ppm Zn, 13 ppm Ag, 38.6 ppm Co, 152.8 ppm As, 141 ppm Cu and 66.3 ppb Au and was collected from a steeply dipping, narrow (0.5 cm) vein cutting a rusty biotite-muscovite bearing pelite. The polymetallic nature of this sample is unusual and this combined with its location in a large eU anomaly strongly recommends this area for further work.

Table 18. Other West Block sampling.

Sample number	Sample description	Th (ppm)	U/Th ratio	Au (ppb)	U3O8 (%)
CC288	Soil sample	4.4	2318	Na1	1.20
WM327	Boulder, pink granite	101	6	Na	0.07
JR363	Boulder, white granite	258	4	Na	0.11
AM183	Outcrop, m-g Gneiss-Mafic	0	>30	<0.5	0.08
CH193	Outcrop, c-g mod clay + lim altered white granite	106	2	<0.5	0.02
CH198	Outcrop, m-g strong hem + lim altered pink granite	42.2	6	124.1	0.03
CM150	Outcrop, medium-grained strongly hematite+moderate limonite altered white granite. Also polymetalic.	16	153	66.3	0.29

1Not assayed

374000
376000
378000
380000
382000
384000
386000
388000
390000
107°0'0"W
N
6594000
6592000
6590000
6588000
6586000
6584000
Rock WM327
0.07% U3O8
Soil CC288
1.2% U3O8
Rock CM150
0.29% U3O8
Stolar Lake Area
Legend
Claims
Sample Location
Lakes
0 0.5 1 2
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
West Block
Uranium Radiometric Anomaly
and Sample Results
UTM NAD 83, Zone 13
NTS: 074O06-07
Scale: 1: 70 000
Fig No:
20
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01

Figure 20. West Block uranium radiometrics and sample results.

8.0

Exploration

CanAlaska Uranium Ltd. conducted exploration on the Grease River claim blocks during the summer field seasons of 2007 and 2008.  The 2007 programme consisted of airborne magnetic, XDS VLF-EM and gamma ray spectrometer surveys, lake sediment sampling, scintillometer based prospecting and soil, muskeg and rock sampling.  The 2008 programme consisted of stripping, further prospecting and sampling and geologic mapping focused on areas where positive results were obtained or which had had limited coverage during the 2007 campaign.  The 2007 ground based was carried out from a camp located on Tait Lake at UTM coordinate 433750 E, 6609335 N.  The 2008 program was carried out from Stony Rapids.

Table 19. Statistics on exploration carried by CanAlaska

Work performed	2007	2008	Total
Man Days	732	600	1,332
Rock Samples analysed	228	202	430
Representative Rock samples collected	202	261	463
Lake Sediment samples collected	384	-	384
Kilometres Traversed	1,993	1,383	3,376
Airborne Geophysics, kilometres	7,006	-	7,006

8.1

Airborne geophysical surveys

Terraquest Ltd. of Markham, Ontario conducted a property wide fixed-wing high-resolution aeromagnetic and gamma spectrometry surveys and i an XDS-VLF-EM survey from June 19th to July 8th 2007.  Preliminary data were received at the start of the ground reconnaissance exploration programme begun in July 2007 and investigation of these anomalies proceeded throughout the 2007 and 2008 field seasons.  Figure 21 to Figure 29 show plots of the total field aeromagnetic, XDS-VLF-EM and gamma spectrometry for the three blocks that comprise the Grease River Project area.

8.1.1

Airborne geophysical survey results

The total magnetic intensity imagery was successful in delineating magnetic intrusive rocks and dykes though a large scale magnetic anomaly underlying the southern half of the east claim block is not the signature of outcropping intrusive rocks.  In contrast, the data from the XDS-VLF-EM survey was not particularly useful, though where coverage was provided it did delineate trace of the Grease River Shear Zone.  Finally, data from the gamma spectrometry survey proved to be the most useful in guiding exploration on the Grease River Property.

410000
106°30'0"W
420000
430000
440000
106°0'0"W
450000
N
6630000
6620000
6610000
6600000
59°30'0"N
6590000
6580000
CanAlaska Uranium Ltd.
Grease River Project
East Block
Total Magnetic Intensity
UTM NAD 83, Zone 13
NTS: 074O08-09,15-16, 074P12-13
Scale: 1: 250 000
Fig No: 21
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01
Legend
Claims
Lakes
Rivers
0
2.5
5
10
Kilometres

Figure 21. Block A Total Magnetic Intensity.

106°30'0"W
106°0'0"W
410000
420000
430000
440000
450000
6630000
6620000
6610000
6600000
6590000
6580000
59°30'0"N
N
S-108999
S-108998
S-108995
S-108994
S-108993
S-108992
S-110822
S-110821
Legend
Claims
Lakes
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
East Block
VLF XDS Line Component
UTM NAD 83, Zone 13
NTS: 074O08-09,15-16, 074P12-13
Scale: 1: 250 000
Fig No: 22
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01

Figure 22. Block A VLF XDS Line Component.

106°30'0"W
106°0'0"W
410000
420000
430000
440000
450000
6630000
6620000
6610000
6600000
6590000
6580000
59°30'0"N
N
S-108999
S-108998
S-108995
S-108994
S-108993
S-108992
S-110821
S-110822
Legend
Claims
Lakes
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
East Block
Total Count K, U, and Th
UTM NAD 83, Zone 13
NTS: 074O08-09,15-16, 074P12-13
Scale: 1: 250 000
Fig No: 23
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01

Figure 23. Block A Total Count, Potassium, Uranium And Thorium.

106°30'0"W
402500
405000
407500
410000
412500
415000
417500
420000
422500
425000
59°30'0"N
6595000
6590000
6585000
6580000
N
S-108971
S-108970
S-110827
S-110828
S-110829
Legend
Claims
Lakes
0
2.5
5
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
Central Block
Total Magnetic Intesity
UTM NAD 83, Zone 13
NTS: 074O07-08
Scale: 1: 100 000
Fig No: 24
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01

Figure 24. Block B Total Magnetic Intensity.

106°30'0"W
402500
405000
407500
410000
412500
415000
417500
420000
422500
425000
59°30'0"N
6595000
6590000
6585000
6580000
N
S-108971
S-108970
S-110829
S-110827
S-110828
Legend
Claims
Lakes
0
2.5
5
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
Central Block
VLF XDS Line Component
UTM NAD 83, Zone 13
NTS: 074O07-08
Scale: 1: 100 000
Fig No: 25
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01

Figure 25. Block B VLF XDS Line Component.

106°30'0"W
402500
405000
407500
410000
412500
415000
417500
420000
422500
425000
59°30'0"N
6595000
6590000
6585000
6580000
N
S-108971
S-108970
S-110829
S-110827
S-110828
Legend
Claims
Lakes
0
2.5
5
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
Central Block
Total Count: K, U, and Th
UTM NAD 83, Zone 13
NTS: 074O07-08
Scale: 1: 100 000
Fig No: 26
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01

Figure 26. Block B Total Count, Potassium, Uranium And Thorium.

CanAlaska Uranium Ltd.
Grease River Project
West Block
Total Magnetic Intensity
UTM NAD 83, Zone 13
NTS: 074O06-07
Scale: 1: 75 000
Fig No: 27
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01
Legend
Claims
Lakes
0
1
2
4
Kilometres
S-108968
S-108969
N
107°0'0"W
374000
376000
378000
380000
382000
384000
386000
388000
390000
6594000
6592000
6590000
6588000
6586000
6584000

Figure 27. Block C Total Magnetic Intensity.

107°0'0"W
374000
376000
378000
380000
382000
384000
386000
388000
390000
6594000
6592000
6590000
6588000
6586000
6584000
N
S-108968
S-108969
Legend
Claims
Lakes
0
1
2
4
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
West Block
VLF XDS Line Component
UTM NAD 83, Zone 13
NTS: 074O06-07
Scale: 1: 75 000
Fig No: 28
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01

Figure 28. Block C VLF XDS Line Component.

107°0'0"W
374000
376000
378000
380000
382000
384000
386000
388000
390000
6594000
6592000
6590000
6588000
6586000
6584000
N
S-108968
S-108969
Legend
Claims
Lakes
0
1
2
4
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
West Block
Total Count: K, U, and Th
UTM NAD 83, Zone 13
NTS: 074O06-07
Scale: 1: 75 000
Fig No: 29
Date: Jul 21, 2009
Drawn by: AS
Report: GRR2009-01

Figure 29. Block C Total Count, Potassium, Uranium And Thorium.

8.2

Lake sediment sampling

The Grease River Project 2007-2008 exploration programme included the collection of 384 sake sediment samples.  Samples were collected in selected areas of the Eastern Claim Block to verify extremely high uranium values returned from historical work and to infill on a one kilometre spacing areas not covered by that previous work.  The Western Claim Block was sampled in its entirety.  A more detailed description of sampling methods and approach is contained in Section 9 and further detail on ACME’s sample preparation and analysis methods is presented in Section 10.

8.2.1

Lake Sediment sampling programme results

Sampling of the Eastern Claim Block confirmed and extended the area containing anomalous samples as defined by historical work.  Target areas of the Eastern Claim Block returning strong results included the Davenport Lake, Perron Lake and Fontaine Lake areas (Figure 30).

Lake sediment results were particularly high in the Western Claim Block with values returned of up to 1,299 ppm uranium; this latter number being returned from a small lake in the Bulyea River target area (Figure 32).  Located approximately 320 metres away from this high lake sediment value is a soil sample that graded 10,198 ppm (1.2% U3O8) uranium. In the Western Block, the high uranium samples ar erestircted to the Beaverlodge Domain. They show a similar geochemical signature to the Tait Lake area.

The wide spread distribution of highly uraniferous lake sediments is likely a reflection of the efficient chemical trapping of uranium by lake bottom hosted organic material.  Although possibly not the geochemical signature of an undiscovered uranium deposit, these high U in sediment values are a reflection of high uranium in the local bedrock and as such the area of these anomalies is prospective for uranium deposits.

106°30'0"W
106°0'0"W
410000
420000
430000
440000
450000
6640000
6630000
6620000
6610000
6600000
6590000
6580000
59°30'0"N
N
Train Domain
Dodge Domain
Tantato Domain
TLbq
TLp
TLaq
TLgd
Dgq
Dhg
Dgm
Dam
Daq
Dqm
Tm
Tgf
Tg
Tbs
Tgd
Tbn
x
Legend
Lake Sediment
U ppm
451 - 1298
260 - 450
90 - 260
35 - 90
2 - 35
Precambrian Domains
Lithology
Train Domain
TLp Pelitic rocks
TLaq Biotitic hornblende quartzofeldspathic gneiss
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Dodge Domain
Dhg Hypersthene-garnet gneiss
Dgq Garnet quartzfeldspathic gneiss
Dam Biotite-amphibole gneiss
Dqm Hornblende quartzofeldspathic gneiss interlayered with biotite-amphibole gneiss (Dam), +/- hypersthene
Daq Hornblende quartzofeldspathic gneiss, +/- hypersthene
Dgm Monzonite, monzogranite, tonalite, locally charnockitic
Tantato Domain
Tgf Garnet-feldspar gneiss
Tps Arkosic biotite gneisses
Tbn Biotite gneiss
Tbs Biotite schist
Tm Amphibolite
Tgd Biotite granodiorite
Tg Granite and pegmatite
x Cataclastic rocks
Claims
Lakes
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
East Block
Geology and Lake Sediment
Sample Locations
UTM NAD 83, Zone 13
NTS: 074O08-09,15-16, 074P12-13
Scale: 1: 250 000
Fig No: 30
Date: Aug 12, 2009
Drawn by: AS
Report: GRR2009-01

Figure 30: Lake Sediment Sampling Eastern Claim Block

Legend
Precambrian Domains
Lithology
Train Domain
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Beaverlodge Domain
Ngfr Retrogressed garnet (biotite)-feldspar gneiss
Ngf Garnet-feldspar gneiss
Ngd Granodiorite
Tantato Domain
Tgf Garnet-feldspar gneiss
Tbn Biotite gneiss
Tbs Biotite schist
Thn Mafic hypersthene gneiss
Tm Amphibolite
Tgd Biotite granodiorite
Tg Granite and pegmatite
x Cataclastic rocks
Claims
Lake Sediment
U ppm
451 - 1298
260 - 450
90 - 260
35 - 90
2 - 35
Lakes
Train Domain
Beaverlodge Domain
Tantato Domain
TLbq
TLgd
Ngfr
Ngd
Ngf
Tbs
Tm
Tg
Tgd
Tbn
x
S-108970
S-108971
S-110829
S-110828
S-110827
106°30'0"W
59°30'0"N
402500
405000
407500
410000
412500
415000
417500
420000
422500
425000
6595000
6590000
6585000
6580000
N
0 1.25 2.5 5
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
Central Block
Geology and Lake Sediment
Sample Locations
UTM NAD 83, Zone 13
NTS: 074O07-08
Scale: 1: 100 000
Fig No: 31
Date: Aug. 12, 2009
Drawn by: AS
Report: GRR2009-01

Figure 31: Lake Sediment Sampling Central Claim Block

107°0'0"W
374000
376000
378000
380000
382000
384000
386000
388000
390000
6594000
6592000
6590000
6588000
6586000
6584000
N
TLbq
Ngfr
Ngfr
Train Domain
TLgd
TLbq
Ngd
Ngfr
S-108968
S-108969
Ngd
Ngf
Ngd
Ngfr
Beaverlodge Domain
Legend
Precambrian Domains
Lithology
Train Domain
TLbq Biotitic quartzofeldspathic gneiss
TLgd Granite-quartz monzonite-granodiorite
Beaverlodge Domain
Ngfr Retrogressed garnet (biotite)-feldspar gneiss
Ngf Garnet-feldspar gneiss
Ngd Granodiorite
Claims
Lake Sediment
U ppm
451 - 1298
260 - 450
90 - 260
35 - 90
2 - 35
Lakes
0
1
2
4
Kilometres
CanAlaska Uranium Ltd.
Grease River Project
West Block
Geology and Lake Sediment
Sample Locations
UTM NAD 83, Zone 13
NTS: 074O06-07
Scale: 1: 75 000
Fig. No: 32
Date: Aug 12, 2009
Drawn by: AS
Report: GRR2009-01

Figure 32: Lake Sediment Sampling Central Claim Block

8.3

Soil Sampling

Exploration conducted in 2007 included the completion of a soil sample programme designed to confirm very high uranium in soil values detected during historical work and to extend soil sample coverage to other prospective areas. Table 20 contains a list of sample number, locations and results.

8.3.1

Soil Sampling Results

The sampling confirmed the presence of uranium accumulation in peaty soil, preferentially at the edges of small swamps. These accumulations can lead to uranium grades beyond 1% U3O8 while other metal are not observed to have an increased concentration.  All of these samples were collected in the Tait Lakes area, with the exception of sample number CC288 which is in the Western Block.  It is not clear whether this is an expression of high-grade uranium hosted in bedrock located near these wet areas or simply the result of anomalous background concentrations of uranium becoming mobile and/or the efficiency of thechemical trapping in these wet areas.

Table 20: Peaty soils sampled in 2007

Sample number	UTM East	UTM North	U (ppm)
CC288	378,734	6,589,665	10,198
DR413	432,589	6,611,774	10.5
DR414	433,282	6,610,544	1,677
DR415	433,283	6,610,543	2,801
DR416	433,371	6,610,320	180
DR417	434,073	6,607,740	6,692
DR418	434,072	6,607,741	7,049
DR419	433,234	6,607,436	1,877
DR420	433,233	6,607,437	3,748
DR421	433,185	6,607,460	14,359
DR444	434,860	6,607,793	915
DR449	437,892	6,604,272	1,976
DR450	437,894	6,604,272	874

8.4

Prospecting, mapping and sampling

Two seasons of exploration on the Grease River property has resulted in the relocation and confirmation of grades associated with historical uranium showings and the discovery of many additional showings.  In addition to the uranium, two REE showings have been discovered on the property as well as several occurrences of hydrothermal alteration with anomalous uranium.

Though the presence of uranium mineralization was a common theme in most target areas, individual showings tended to be unique.  Based on the geology and analytical results from each area and an interpretation of how prospective for the discovery of a uranium ore body is, the following targets are recommended for further work.

8.4.1

Prospecting, mapping and sampling results

8.4.1.1

East Block

Bradley showing

The Bradley showing occurs within the Grease River Shear Zone and has returned values ranging from 0.21 % to 3.53 % U3O8. Striping has determined that this occurrence consists of pitchblende veins hosted in strongly altered pelite that occurs in a shear zone at least three metres wide and of undetermined strike length.  Ground geophysics designed to define the orientation and extent of this structure in preparation for drilling is recommended.

Other areas

Examples of hydrothermally altered granite with high U/Th ratios and grades that range 0.1 to 1.3% U3O8 have been collected from the Perron, East Tait, North Tait, Addie and East Addie Lakes all located in the Eastern Claim Block.  Structural complexity is indicated in the areas of all these showings by north to northwest trending structural offsets a north-northeast trending diabase dyke.  All of above mentioned areas also host elevated uranium in lake sediment samples.  Additional prospecting and mapping is required at all these targets.

8.4.1.2

Central Block results

Shearika Ridge zone

The Shearika Ridge zone consists of a radiometric anomaly at least seven kilometres long that extends along the contact of the Shearika Ridge Pluton and genetically associated mineralized pegmatite dykes and occasionally graphitic and pyritic metasediments.  To date, the Shearika North showings comprise the best mineralization discovered in this zone.  Prospecting, mapping and sampling have been completed here and drill testing of this target is recommended.

Melenchuk Lake showing

The Melenchuk showing consists of 14 granitic boulders from which samples returning greater than 0.05% U3O8 were taken.  The boulders are situated at the down ice edge of a 700 metre × 400 metre square U, U/K and U/Th radiometric spot high.  Six additional anomalous samples were taken from boulders or outcrop located in similar geologic settings within a 2-kilometre radius of this first occurrence and other samples from localities scattered over a wide area of the Melenchuk region are equally anomalous.  A mapping program designed to determine the provenance of the Melenchuk Lake boulders is recommended and the locations of other anomalous samples in area should be visited by a geologist before the area is written off..

West Block results

Work to date on the West Block has turned up good grade uranium (0.29% to 55.06% U3O8) from pebbles, boulders, outcrop and a soil sample.  All of these occurrences are at or little past the initial discovery phase and further exploration on all of them is recommended.

9.0

Sampling Method and Approach

Four hundred and sixty six rock samples collected from outcrop, boulders or frost-heave, 12 soil or muskeg samples and 386 lake sediment samples were collected during the 2007-2008 field seasons.

Generally rock, soil or muskeg samples consisting of 0.5 to 1.0 kg grab samples collected using rock hammers and chisels or mattocks as appropriate by CanAlaska personnel or outside contractors supervised by CanAlaska personnel.  Samples were taken from areas where scintillometer readings were above 500 counts per second and consist of radioactive zones, bands, lithologies, or structures hosted in larger outcrop or boulders that were generally not radioactive or mineralized.  The samples are regarded as an indication of the type and tenor of mineralization present in the sampled material.  No other inferences can be drawn regarding the presence of mineralized bodies in the area.

Lake sediment samples were collected from a float-equipped helicopter using a Hornbrook sampler designed to penetrate the lake bottom and recover sufficient lake sediments for a 100 to 200 gram sample.  Samples were collected, described, bagged and left to dry in open air for several days before being shipped in secure containers to ACME Analytical Laboratories Ltd. facilities in Vancouver, BC.  Single samples were collected from small lakes while samples were collected on a 1-km2 grid on larger lakes.  The UTM coordinates and descriptions of sampled medium (be it clay, organics, silt, or sand), colour, and water depth were recorded at the time the sample was taken.

Descriptions for all rock samples included GPS coordinate, rock type, colour, texture, alteration and mineralization, and any observed structure.  Soil and silt samples descriptions also included GPS coordinates, and colour, texture, depth, horizon, and amount of coarse or organic material as applicable.  This data was entered into notebooks at the time the sample was taken and that information was transferred to a spreadsheet at the end of each day.  Data was later compiled and plotted from GIS software.

Samples were shipped from the project area in numbered plastic sample bags and sealed in five gallon plastic pails with a copy of the request for analysis form in the first pail of each shipment.  Rock samples from the 2007 programme were sent to Saskatchewan Research Council laboratories (SRC) in Saskatoon or to ACME Analytical Laboratories Ltd (ACME) in Vancouver, British Columbia.  Soil and muskeg samples from the 2007 programme were sent to ACME Laboratories in Vancouver, BC as were rock samples from the 2008 programme.

10.0

Sample Preparation, Analysis and Security

The 2007 programme lake sediment, soil and muskeg samples were analysed at ACME Analytical Laboratories of Vancouver BC.  Samples were homogenized and prepped by aqua regia digestion and analysed for a standard suite of elements by ICP-MS for Group 1DX with an LOI add on.

Of 228 rock samples collected during year 2007 fieldwork, 222 were sent to the Saskatchewan Research Council laboratories (SRC) in Saskatoon where they were prepped by total1 and partial digestion2 and analysed for a standard suite of elements and major rock forming oxides (and a boron add on) by ICP-OES (Heavy Mineral ICP Package (ICP4).

The remaining eight rock samples were analysed by ICP-MS at ACME Analytical Laboratories.  Samples were crushed and prepped by partial digestion and analysed by ICP-MS for 36 elements (Group 1DX).  A second split was prepped by whole digestion and analysed for 47 elements and oxides (Group 1EX) including a rare earth element add on (Group 4B).

238 rock samples from the 2008 programme were analysed at ACME Analytical Laboratories of Vancouver BC by Groups 1DX, 1EX and Group 4B as described above.

11.0

Data Verification

The 2007 - 2008 exploration programmes consisting of prospecting, sampling, geological mapping and geophysical surveying conducted by CanAlaska were carried out under the direction of Dr. Karl Schimann, P.Geo.  Geochemical analysis was undertaken at ACME Analytical Laboratories in Vancouver BC or at Geoanalytical Laboratories, Saskatchewan Research Council in Saskatoon, Saskatchewan, both of which are ISO/IEC 17025:2005 Standards Council of Canada accredited Geoanalytical Laboratories. Geophysical surveys were undertaken by Terraquest Ltd. of Markham, Ontario, a well established geophysical company and all quality checks and interpretation of geophysical data was undertaken by experienced geophysicists whom are independent of CanAlaska.

1 Analysis after total digestion reports both uranium that may have been introduced into a rock and uranium that may be bound in the crystal structure of U-bearing accessory minerals such as columbite, monazite and zircon.

2 Analysis after partial digestion is generally conducted on samples of Athabasca Group sandstone and specifically analyses for uranium that may have been introduced into the sandstone matrix post deposition of the Athabasca Group rocks and [presumably] contemporaneously with the formation of the Athabasca Basin related uranium deposits.

12.0

Interpretations and Conclusions

The Grease River property was acquired to cover regional radiometric anomalies and high concentrations of uranium in lake sediments.  Sampling conducted during the current programme has confirmed the presence of anomalous uranium in sediments, resulted in the detection of very high uranium values in muskeg and returned values ranging from  0.2 to 3.53 % U3O8 from out crop and/or boulders contained in wide-spread zones dispersed throughout the property.

Work has also led to the discovery of structurally hosted uranium mineralization spatially associated with the Grease River Shear Zone and several significant showings situated in close proximity to discrete radiometric anomalies or other structurally complex regions.

Four types of mineralization were discovered during the course of the 2007-2008 exploration programmes.  These are:

•

"Rossing type" potential low-grade bulk tonnage style mineralization located in the Shearika Ridge target area.

•

Structurally hosted mineralization hosted in the Bradley Shear Zone. Pegmatite hosted pitchblende veinlets also occur in this area.

•

Three occurrences of high U/Th ratio mineralization hosted in hydrothermally altered granite and one occurrence of low U/Th uranium hosted in pegmatite located in the East Block.

•

High REE values returned from pegmatite in the Smith River area and high REE and uranium values returned from showings located in the West Block.

Structural control is in the form of proximity to the Grease River Shear Zone indicated for the Shearika Ridge and Bradley zones and the uranium bearing hydrothermally altered granite showings are spatially associated with discrete radiometric anomalies and offsets or relays in property scale diabase dykes.  The structural setting of the REE showings is as yet undetermined.

Based on the lithological, structural and geochemical similarities between various uranium occurrences comprising the Grease River Project and the producing or past producing Athabasca basement hosted deposits, Rössing mine and Beaverlodge occurrences, it is hypothesized that the Grease River Project area contains the essential ingredients to host a major uranium deposit.

13.0

Recommendations

The following areas are recommended for further work.

Shearika Ridge: the best exposed portion of the Shearika Ridge prospect has been mapped and sampled and the scope of mineralization on surface is well known.  Drilling is recommended to determine the extent of this mineralization at depth.

Bradley Zone: a MAX-MIN survey designed to define the extent of the uranium bearing structure that hosts the Bradley Zone should be undertaken and anomalies developed from this programme drill tested.

Other areas: samples of high U/Th ratio hydrothermally altered granite have been collected in the East Addie, North Tait and Perron Lake target areas and a cluster of boulders containing high uranium (and low U/Th) values has been delineated in the Melenchuk Lake area.  These showings all require additional geological mapping and sampling before being prioritized for further work.  The West Block has seen the collection of a number of good-grade uranium samples and follow-up work to determine significance of these finds is required.

Based on the results of exploration to date the following programme is recommended for the summer 2009 field season.

•

Line-cutting and a MaxMin survey covering the Bradley showing

•

Drilling at Sherika Ridge and the Bradley showings

•

Geologic mapping and additional sampling at the East Addie, North Tait and Perron Lake target areas and prospecting in similar structural settings along strike from these targets.

•

Geologic mapping and additional sampling prospecting in the area of high grade uranium samples collected in the West Block.

Budget estimate:

Table 21 contains and estimated of the costs for carrying out the Grease River project exploration program recommended in this report.

Table 21: Cost estimates for recommended program.

Category	Amount
General office; labour, travel management, audit and insurance	$61,975
Camp costs and operations	$135,855
Geology; core logging, mapping, compilation and reports	$116,940
Geochemistry; rock, soil, core and SWIR spectrometre	$39,750
Geophysics; MAX-MIN, probing	$34,000
Linecutting:	$45,000
Drilling; includes mob-demob, helicopter support	$554,750
Environment and safety; reclamation, inspection, community	$7,225
TOTAL =	$995,495

14.0

Bibliography

Ashton, K.E. and Card, C.D. (1998); Rae Northeast: a reconnaissance of the Rae Province northeast of Lake Athabasca; in Summary of Investigations 1998, Saskatchewan Geological Survey, Sask. Energy Mines, Misc. Rep. 98-4, p3-16.

Ashton, K.E., Card, C.D., Heaman, L.M., and Coolican, J. (1999): Rae Northeast: Analytical update and new field results from the north-central Train Lake Domain; in Summary of Investigations 1999, v2, Saskatchewan Geological Survey, Sask. Energy Mines, Misc. Rep. 99-4.2, p3-16.

Ashton, K.E., Kraus, J., Hartlaub, R.P., and Morelli, R., (2000); Uranium City revisited: a new look at the rocks of the Beaverlodge Mining Camp; in Summary of Investigations 2000, Volume 2, Saskatchewan Geological Survey, Sask. Energy Mines, misc. Rep. 99-4.2, p3-15.

Ashton, K.E., Knox, B., Bethune, K.M., and Marcotte, J. (2006); Bedrock geology along the northern margin of the Athabasca Basin west of Fond-du-Lac (NTS 74O-5 and -6), south-central Beaverlodge Domain, Rae Province, Fond-du-Lac Project; in Summary of Investigations 2006, Volume 2, Saskatchewan Geological Survey, Sask. Industry Resources,  Rep. 2006-4.2, CD_ROM, Paper A-1, 19p.

Ashton, K.E., Knox, B.R., Bethune, K.M., and Rayner, N. (2007): Geochronological update and basement geology along the northern margins of the Athabasca Basin east of Fond-du-Lac (NTS 74O/06 and /07), southeastern Beaverlodge-southwestern Tantato domains, Rae Province; in Summary of Investigations 2007, Volume 2, Saskatchewan Geological Survey, Saskatchewan Ministry of Energy and Resources, Misc. Rep. 2007-4.2, CD-ROM, Paper A-9, 22p.

Basson, I.J. and Greenway, G. (2004): The Rössing Uranium Deposit: a product of late-kinematic localization of uraniferous granites in the Central Zone of the Damara Orogen, Namibia.  Journal of African Earth Sciences 38 p. 413–435

Cuney, M., (1979). Preliminary results on the petrology and fluid inclusions of the Rössing uraniferous alaskites. Transactions of the Geological Society of South Africa 83, 39–46.

EXTECH IV, Geologic Atlas of Saskatchewan:  http://www.infomaps.gov.sk.ca/website/SIR_Geological_Atlas/viewer.htm

Jefferson, C.W., Thomas, D.J., Gandhi, S.S., Rameakers, P., Delaney, G., Brisbin, D., Cutts, C., Portella, P., and Olson, R.A. (2007). Unconformity-associated uranium deposits of the Athabasca Basin, Saskatchewan and Alberta; in EXTECH IV: Geology and Uranium EXploration TECHnology of the Proterozoic Athabasca Basin, Saskatchewan , and Alberta; Geological Survey of Canada Bulletin 588, Saskatchewan Geological Society Special Publication 18 and Mineral Deposits Division (GAC) Special Publication 4, 644p.

Jefferson, C.W. and Delaney, G. (editors) (2007): EXTECH IV: Geology and Uranium EXploration TECHnology of the Proterozoic Athabasca Basin, Saskatatchewan , and Alberta; Geological Survey of Canada Bulletin 588, Saskatchewan Geological Society Special Publication 18 and Mineral Deposits Division (GAC) Special Publication 4, 644p.

Koner, A and Hawkesworth, CJ (1977): Late Pan-African emplacement ages for Rossing alaskite granite (Damara Belt) and Rooi Lepel bostonite (Gariep Belt) in Namibia and their significance for the timing of metamorphic events.  20th A Rep. Res. Inst. Afr. Geol. University of Leeds, 14-17.

Lafrance, B. and Sibbald, T.I.I. (1997); The Grease River shear zone: Proterozoic overprinting of the Archean Tantato Domain; in Summary of Investigations 1997, Saskatchewan Geological Survey, Sask. Energy Mines, Misc. Rep. 97-4, p132-135.

Leader International Mining, 2001: Bright Lakes Property, Saskatchewan Energy and Resources Assessment Report 74O09-NE-0011.

Mahan, K.H., Williams, M.L., Baldwin, J.A., and Bowring, S.A. (2001): Juxtaposition of deep crustal and middle crustal rocks across the Legs Lake shear zone in northern Saskatchewan; in Summary of Investigations 2001, Volume 2, Saskatchewan Geological Survey, Sask. Energy Mines, Misc. Rep. 2001-4.2.

Mahan, K.H., Williams, M.L., and Baldwin, J.A., (2003): Contractual uplift of deep crustal rocks along the Legs Lake shear zone, western Churchill Province, Canadian Shield; in Can. J. of Earth Sci., v 40, 1085-1110.

Paulson, L and Bayrock, L.A (1978). Assessment Report 74O09-0019 for Uranerz Exploration and Mining, SMDC and Eldor Resources.

Rossing website (2009): www.rossing.com

Roy, C.E. and Earl, S.A. (1980): SMDC Grease-Scott Project Detailed Lake Sediment Sampling CBS 5497 Tait Lake Area; NTS 74-O-9. Assessment Report  74O09-0022

Trueman, E.A.G (2006): Beaverlodge Uranium District; presentation Saskatoon CIM Uranium 2006 Conference, Saskatoon, September 2006

Turner, A.T. and Marshall, P.G. (1968). Assessment Report 74O07-0021 for Five Star Petroleum and Mines Ltd.

15.0 Certificate of Author

I, Peter Daubeny, P.Geo., a self-employed geological consultant residing at suite 402-1245 Nicola Street, V6G 2E7 and the author of the 2010 Technical Report for the Grease River Project, Saskatchewan. I do hereby certify that:

1. I graduated with a M.Sc. in mineral exploration from Queens University in Kingston, Ontario (2002) and with a B.Sc. in geology from the University of British Columbia (1994).
2. I have been employed in the geoscience industry intermittently since 1980 and continuously since graduation in 1994.
3. I have worked for both senior and junior mining companies and have taken part in the exploration for gold, base metals and diamonds in North and Central America, the Caribbean and eastern Russia.
4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I personally prepared, or supervised the preparation of all sections of this Technical Report. I visited the Grease River Project area on September 2nd, 2009.
7. I have not had prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the company public files on their websites accessible by the public, of the Technical Report.

Dated this 21st day of May 2010.

Peter Daubeny M.Sc., P. Geo.

Signature of Qualified Person

PROFESSIONAL
PROVINCE OF
P. H. DAUBENY
#29608
BRITISH COLUMBIA
GEOSCIENTIST

81

16.0 Appendixes

APPENDIX 1:  List of assessment reports documenting historical work in the Grease River Project area.

Assessment report number	Year	Work performed
Reports covering work on ground now on CanAlaska claim blocks
74O-0008	1977	Prospecting, mapping, trenching+lake sediment, rock and overburden sampling, Track Etch, radiometrics
74O-0009	1978	Airborne radiometric survey-5 areas; prospecting, mapping, trenching, lake sed, bedrock, boulder, soil, esker, till sampling, Track Etch survey
74O07-0002	0	Ground scintillometer survey, geological report and map; radiometric assays: U3O8 (channel and grab samples)
74O07-0012	1954-55	5 trenches on JL claims Nos. 5 and 10 1 page-size trench location map.
74O07-0013	1955	2 trenches on REX claims # 5 + 6; 2 page-size trench location maps
74O07-0021	1968	Prospecting, mapping, airborne radiometric survey. Assays from grab samples: U3O8, Au, Ag, Cu, N,i Co.
74O07-0031	1976	Prospecting, geological, geochemical and Track Etch surveys; 8 maps.
74O07-0032	1976	Airborne E M, magnetic and radiometric survey; 8 maps
74O07-0033	1976	Airborne E M, magnetic and radiometric survey by Questor; 8 maps
74O07-0047	1981	Geological mapping - six grids Ground VLF-EM and magnetic surveys, 24 maps. Interp. of airborne E M (INPUT) and mag, 2 maps.
74O07-0073	1988	Helicopter borne VLF, magnetic and E M surveys, 7 mosaics
74O07-0074	1988	Ground VLF-EM and magnetic survey, 5 grids, 15 maps, 10 profiles
74O07-0081	1988	9 ddh (#G-1 to 9) Report, 1 map, 9 logs+sections. Analyses: Au (core)
74O08-0001	1955	3 ddh records Geiger counter survey by G E Midgley
74O08-0002	1955	Geiger counter survey by G E Midgeley
74O08-0004	1950	Geological report, map 1 in = 200 ft. Assays: Cu Ni (grab samples)
74O08-0009	1966-67	Prospecting + trenching, geological reports Assays: U3O8 Th.
74O08-NW-0019	1970	Trenching + location map Trench dimensions map
74O08-NW-0020	1968	Trench-sample plans Assays: U3O8 (trenches)
74O08-0021	1969	Report on Hird Uranium prospect, 5 maps, Assays: U3O8, Th (grab samples) (poor quality and hand drawn maps, not copied)
74O08-0023	1970	8 ddh; reports+maps covering geochemical, I P, mag + geological surveys+Rea Lk prospect; assays: Au Ag Cu Ni Fe Co (core+trenches)
74O08-0027	1966	Property evaluation report, sketch map, by A R Bullis
74O08-0029	1975	Brief trenching and sampling report by E V Hemingson
74O08-0031	1976	Airborne E M, magnetic + radiometric survey; report, 8 maps
74O08-NW-0032	1975-1976	Airborne radiometric and magnetic survey, lake water and sediment sampling by Uranerz Report, 3 maps. Mineralogical report No 77-10
74O08-0033	1977	Lake water and sediment sampling report, 2 maps.
74O08-0034	0	Airborne rad + mag survey, lake H2O + sed sampling. Report, 3 maps.
74O08-0035	1977	Lake water and sediment sampling report, 2 maps.
74O08-0043	1979	Airborne E M (INPUT) + magnetic survey. Report, 5 maps.
74O08-0046	1978	Lake sed, muskeg, rock, biogeochemical sampling, prospecting and geological traversing report
74O08-0049	1980	Follow-up of INPUT anomalies (prospecting, airborne radiometric, geological evaluation lake sediment and geophysical surveys) Report, 17 maps. Assays: U Cu Ni.
74O08-NW-0059	1956	1 trench on GEN claim No. 16, 3 page-sized trench location maps Located just E of Hunt Lake
74O08-NW-0060	1956	1 trench on BIRD claim No. 7 2 page-sized trench location maps
74O08-NW-0061	1957	6 trenches on KW claims # 3 and 4. 1 page-sized trench location map
74O08-NW-0062	1956	2 trenches on JJ claim No. 6 1 page-sized trench location map
74O08-NW-0063	1956	2 trenches on JAY claims # 14, 19. 1 page-sized trench location map
74O08-0064	1955	2 trenches on STAN claim No. 10 1 page-sized trench location map
74O08-0065	1956	1 trench on HELEN claim No. 7 2 page-sized trench location maps
74O08-NW-0066	195?	2 trench on BON claim No. 7, MIL claim No. 8. 1 trench location map
74O08-0067	1955	7 trenches on ESU claims 6 and 10, UX claim 11 and FLM claims Nos. 1 and 3. 1 page-size trench location map by R Dufort
74O09-SW-0001	1974-1975	Report on uraniferous pegmatite, 2 maps. Scintillometer reconn report 2 maps. Assays: U3O8 (composite chip samples)

Assessment report number	Year	Work performed
Reports covering work on ground now on CanAlaska claim blocks
74O09-0002	1976	Airborne E M, mag + radiometric survey, report, 8 maps. Prospecting, geological mapping, soil, lake H2O and sed geochem. Report, 9 maps.
74O09-0003	1975-7	Airborne radiometric and mag survey, lake water + sed+ sampling by Uranerz, 4 maps, Discussion of airborne survey results w/ tapes
74O09-0004	1977	Lake water and sediment sampling Report, 2 maps.
74O09-0005	1955	3 trenches on M claim No. 7 2 page-sized trench location maps.
74O09-0006	1978	Geology rept, 4 maps w/ overlays. NOTE: CBS 5479 was MPP 1079
74O09-SW-0010	1955-56	12 trenches on TLM claims # 2, 11; GUS 5, 6 3; pg-sized locn. maps
74O09-NE-0011	2001	Prospecting, lake and stream sediment sampling + rock sampling report, 4 fold-out maps + geochem analyses.
74O09-0016	1969	2 ddh; airborne radiometrics; interpretation; Photogeology study
74O09-0019	1977-1978	Lake water/ sediment, muskeg, rock and biogeochemical sampling, photogeology. Prospecting and geological traversing Report, 13 maps.
74O09-0020	1979	Re-assessment of 1977-78 water, sediment + rock chip samples. Lake sediment sampling: Perron Lake (CBS 4912) Report, 32 maps.
74O09-0020	1956	1 trench on PAUL claim No. 4 2 page-sized trench location maps
74O09-0021	1980	Lake sediment sampling.
74O09-0022	1980	3 ddh records (# GS-1 to 3, on CBS 5539) Lake sediment including bulk sampling-CBS 5479 Prospect CBS 5969 Report, 2 maps by C E Roy and S A Earle Feasibility study, metallurgical tests
74O10-0010	1956	3 trenches on JAMB claim No. 11, 2 page-sized trench location maps. In the Schaff Lake area, just off NW corner of S108971.
74O16-0002	1974	Airborne radiometric and magnetic surveys. Photogeological interpretation by Northway Survey Corp. Geological report, map
74O16-0003	1975	Anomaly evaluation Progress report, 8 maps by H R Pitman
74O16-0003	1975	Anomaly evaluation Progress report, 8 maps by H R Pitman
74O7-0078	1989	Ground VLF-EM + mag survey, 5 grids report, 15 maps, 10 profiles
74O8-0046	1978	Lake sediment, muskeg, rock, biogeochemical sampling, Prospecting and geological traversing report.
Reports covering work on ground near CanAlaska claim blocks
74O07-0001	1956	Air scintillometer survey by A G Pentland
74O10-0001	1969	Airborne E M, mag and radiometric survey. Scintillometer surveys, trenching + sampling. Photogeological uranium study, assays: U3O8.
74O08-0003	1956	Geological report -showings map; Assays: Cu Ni (chip samples)
74O08-0028	1965	Ground magnetic survey
74O07-0001	1956-57	Air scintillometer survey by A G Pentland
74O-0004	1967	Airborne rad survey and ground follow-up work. Areas A,B,E,K,L,+O
74O08-0062	1956	2 trenches on JJ claim No. 11 1 page-sized trench location map

APPENDIX 2: Summary Of The Methods And Results Of A Study Examining The Potential For Production Of Uranium From Lake Sediments In The Tait Lakes Area (after Roy and Earle, 1980).

High uranium in lake sediment values in the Tait Lakes region attracted the attention of Cameco precursor SMDC, who examined the potential for the production of uranium from these sediments (Roy and Earle, 1980).  This study included detailed lake sediment sampling, metallurgical testing, and a preliminary economic and technical study on the feasibility of the recovery of uranium from the organic portion of these sediments.

Most of the sampling that formed the basis of this report was conducted in several narrow bays on North Tait Lake (fig. 1).  A raft mounted Wink Vibra-Corer sampler was used to collect a total of 162 samples from 74 holes drilled on 10 metre centres in lines spaced 60 metres apart.  Random sampling was also conducted throughout the lake to establish the continuality of the organic horizon. This work showed that this horizon varied from few centimetres to 1.5 metres in thickness (fig. 2), though vibration likely resulted in some compaction of the sediment core.  The total volume of uraniferous sediments for the project area was obtained by extrapolating the average grade and thickness of the organic horizon from North Tait Lake to other lakes that contained greater than 100 ppm sediment hosted uranium.  The results of this revealed that “in the order of” 900,000 kilograms total contained uranium was hosted in lakes located in an approximately 30 km2 area surrounding the Tait Lakes system.

Metallurgical tests were conducted on a 550-kilogram bulk sample that averaged 382 ppm (dry weight) U3O8 and a “conceptual” flow sheet designed to recover the uranium was developed (fig. 3).  Testing revealed that processing slurry densities of greater than ~2 wt. % solids during the “up-flow” ion exchange process was probably impractical (limiting the slurry density meant that the volume of the slurry processed was corresponding greater) and this negatively impacted project economics.

Capital costs of $41 million, operating costs at $14.00 per pound and an annual production of 500,000 pounds of U3O8 based on a 6 months of the year production schedule were also estimated.

The report concluded with the suggestion that the proposal was uneconomic and ultimately the claims were allowed to lapse.

425000
430000
435000
440000
445000
106°0'0"W
6620000
6615000
6610000
6605000
6600000
6595000
59°30'0"N
N
MPP 1079
North Tait Lake
MPP 1079
CBS 5479
Tait Lake
CBS 4911
CBS 4428
OPEN
CBS 4912
Area of lakes containing greater than 100 ppm U
Legend
Outline of Uraniferous Lake Sediments
SMDC Claims
CanAlaska Claims Outline
Lakes
0
1.25
2.5
5
Kilometres

Fig No: 1

Figure 1: Area of uraniferous lake sediments from Roy and Earle (1980).

North - East Bay of North Tait Lake
N
Legend
Organic Sediment Thickness
>1.25
1.00 - 1.25
.75 - 1.00
.50 -.75
Drill Hole
0 12.5 25 50
Metres

Isopach Map Showing Thickness of Uranium Rich Organic Sediment in the North-East Bay of North Tait Lake from Roy and Earle (1980)	**Fig. No: 2**

Figure 2.  Isopach map showing thickness of uranium rich organic sediment in the North-East bay of North Tait Lake.

Trash
to Waste
Na_2CO_3
Floating Pipeline
Barge
Air
Sludge to Waste
Centrifuge
Wash Water
Trash to
Waste
Resin
Dryer
NH_3
Absorption
Elution
To
Packaging
Precipitation

CONCEPTUAL FLOWSHEET
TO
RECOVER URANIUM FROM
RECENT LAKE SEDIMENTS

F.C. LENDRUM
APRIL 1980

24 0 09 - 0022

Figure 3. Conceptual flow sheet of plant designed to recover uranium from lake sediments.